Exhibit 99.1

MASTER MANAGEMENT AGREEMENT

THIS MASTER AGREEMENT (this “Agreement”) is effective as of January 1, 2025 (the “Effective Date”) and is entered into by and between:

(1) Navios Maritime Partners L.P., a Marshall Islands limited partnership (“NMM”), on its own account and as agent for and on behalf of the current and future NMM Owners (as defined below) and other Affiliates (as defined below); and

(2) Navios Shipmanagement Inc., a Marshall Islands corporation, including subsidiaries of Navios Shipmanagement Holdings Corporation (collectively “NSM”),

each a “Party” and together the “Parties”.

WHEREAS:

A.
NMM is a limited partnership holding company, certain subsidiaries of which, the NMM Owners, own and charter certain vessels.
B.
NSM has knowledge and expertise in the commercial and technical management of vessels.
C.
In reliance on that knowledge and expertise, NMM and the NMM Owners wish to engage NSM to provide the Services (as defined below) subject to, and in accordance with, the terms and conditions of this Agreement and the Management Agreements (as defined below).

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter provided, IT IS HEREBY AGREED between the Parties as follows:

1
DEFINITIONS AND INTERPRETATION
1.1
In this Agreement, unless the context otherwise requires the following expressions shall have the following meanings:

“Agreement” has the meaning given in the preamble.

“Affiliate” shall mean for each Party, any person and/or entity which, directly, or indirectly, through one or more intermediaries, control, is controlled by or is under common control with the specified party, where,

“control” means the possession, directly or indirectly, of the ownership of voting securities in excess of 50%.

“Change of Control” means:

(a)
the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, other than in the ordinary course of business, of all or substantially all of the assets of NMM or its subsidiaries, taken as a whole, to any natural or legal person or persons other than a Permitted Person;
(b)
any event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of NMM are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the United States Securities Exchange Act of 1934, as amended) other than a Permitted Person;
(c)
an order made for, or the adoption by the board of directors or other similar governing body of a plan of, liquidation, dissolution or deregistration of NMM; or
(d)
a change in the members of the board of directors or other similar governing body resulting in the membership ceasing to consist of a majority of directors who were nominated by, appointed by or otherwise elected with the approval of the current board members at the time of such election by a Permitted Person.

For clarity, whether any sale, lease, transfer, conveyance or other disposition of properties or assets in connection with any acquisition (including any acquisition by means of a merger or consolidation with or into NMM or any subsidiary), the determination of whether such sale, lease, transfer, conveyance or disposition constitutes a sale of all or substantially all of the properties or assets of NMM and its subsidiaries taken as a whole shall be made on a pro forma basis giving effect to such acquisition.

"Existing Agreements" means the management agreement originally entered into between NMM and NSM on 16 November 2007, as amended, the management agreement originally entered into between Navios Maritime Containers Inc and NSM on 7 June 2017, as amended, and the management agreement originally entered into between Navios Maritime Acquisition Corporation and NSM on 28 May 2010 and subsequently assigned by NSM to Navios Tankers Management Inc, as amended.

"Group Services" means the services provided by NSM pursuant to this Agreement, excluding any Management Services, including services as set out in Schedule D, services connected with the sale & purchase of vessels, with other projects, and all other services NMM and NSM may agree from time to time.

“Management Agreement” or “Management Agreements” has the meaning given in Clause 4.1.

"Management Services" means the means the technical and/or commercial services to be provided by NSM to the NMM Owners pursuant to this Agreement and the Management Agreements.

“NMM” has the meaning given in the preamble.

“NMM Owner” or "NMM Owners" means all current and future subsidiaries of NMM which from time to time own, bareboat charter or time charter vessels, or are preparing to do so, including as of the date of this Agreement the entities set out in Schedule A, each of which owns or charters the vessel(s) set out opposite its name in Schedule A.

“NSM” has the meaning given in the preamble.

“Party” or “Parties” has the meaning given in the preamble.

“Permitted Person” means Angeliki Frangou or her direct descendants, either directly or indirectly (through entities owned and controlled by her or trusts or foundations of which she is the beneficiary), or any of her affiliates including their successors and assigns.

“Person” means any individual, firm, corporation, stock company, limited liability company, trust, partnership, limited liability partnership, association, joint venture or business, whether or not having legal personality.

“Reimbursable Costs” has the meaning given in Schedule D.

“Services” means the Management Services and the Group Services to be provided by NSM pursuant to this Agreement and the Management Agreements.

“Services Budget” means, in relation to any period, the budgetary estimate for the Services to be provided during that period as the same may be agreed and amended between the Parties from time to time (or, in the absence of agreement, as reasonably determined by NSM).

“SOFR” means, for any day, the Secured Overnight Financing Rate administered by the Federal Reserve Bank of New York (or any successor administrator) for such day, as provided on the New York Fed’s Website. Where, in respect of any day, SOFR (i) is negative, SOFR shall be deemed to be zero or (ii) is not published on that day, SOFR from the last day of publication shall apply to such day.

"Subcontracted Vessels" means all Vessels subcontracted under clause 12.1.

"TC-in Vessels" means all Vessels time chartered by an NMM Owner.

“Vessel” or “Vessels” means all vessels, dry bulk, containers and tankers owned or chartered in on bareboat or time charter basis by an NMM Owner from time to time, including as at the date of this agreement the vessels listed in Schedule A.

1.2
The headings in this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.
1.3
All the terms of this Agreement, whether so expressed or not, shall be binding upon the Parties and their respective successors and permitted assigns.
1.4
In the event of any conflict between this Agreement and any individually negotiated terms of a Management Agreement, the provisions of the Management Agreement shall prevail.
1.5
Unless the context otherwise requires, words in the singular include the plural and vice versa.
1.6
The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.
1.7
Any reference to an enactment shall be deemed to include reference to such enactment as re-enacted, amended, consolidated or extended from time to time.
1.8
Any reference to (or to any specified provision of) this Agreement or any other document shall be construed as reference to this Agreement, that provision or that document as in force for the time being and as amended in accordance with the terms thereof or, as the case may be, with the agreement of the relevant parties.
1.9
The Recitals form part of this Agreement. Any reference to a “Recital”, “Clause” or “Schedule” shall (unless otherwise stated) be construed as reference to a Recital or Clause of, or Schedule to, this Agreement and references to this Agreement includes its Recitals and Schedules.

1.10
The contract construction doctrine of ejusdem generis shall not apply to this Agreement.
2
Appointment of NSM
2.1
From the Effective Date of this Agreement and continuing until terminated as provided herein, NMM hereby appoints NSM as agent for and on behalf of it, the NMM Owners and any other relevant Affiliates of NMM, to perform the Services.
2.2
The Services shall be performed by NSM and each NMM Owner entering into a Management Agreement pursuant to Clause 4 below. NMM shall procure that all NMM Owners enter into a Management Agreement and shall notify NSM promptly of any intended purchase by (or delivery or charter to) any NMM Affiliate.
2.3
NSM shall provide the Services, in a commercially reasonable manner, as NMM may from time to time direct, all under the supervision of NMM. NSM shall perform the Services to be provided hereunder in accordance with sound ship management practice and within the limits of authority delegated to it under this Agreement and the Management Agreements.
2.4
NMM, the NMM Owners and NSM each hereby agree that, in the performance of this Agreement and any Management Agreement, NSM is acting solely on behalf of, and for the account of, NMM or the relevant NMM Owners or other Affiliates of NMM. NSM may advise persons with whom it deals that it is conducting such business for, and on behalf of, NMM or the relevant NMM Owners or other Affiliates of NMM.
2.5
Nothing in this Agreement shall be deemed to establish any partnership or joint venture between NMM and NSM (or any of their respective Affiliates).
3
COVENANTS
3.1
During the Term of this Agreement NSM shall:
3.1.1
diligently provide or subcontract for the provision of (in accordance with Section 12 hereof) the Services to NMM and/or the NMM Owners as an independent contractor, and be responsible to NMM, NMM Owners or other relevant NMM Affiliates for the due and proper performance of the same subject to the terms and conditions contained herein;
3.1.2
procure professional liability insurance in an amount equal to United States Dollars five million (US$5,000,000) from financially sound insurers;
3.1.3
retain at all times qualified staff so as to maintain a level of expertise sufficient to provide the Services; and
3.1.4
keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles.
4
MANAGEMENT AGREEMENTS
4.1
With respect to each Vessel, NSM and the relevant NMM Owner shall enter into a contract in the form attached as Schedule B or, in the case of a TC-in Vessel or Subcontracted vessel, in the form attached as Schedule C (each a “Management Agreement” and, collectively, the “Management Agreements”).
4.2
NSM and the NMM Owner shall agree the indexes and any other alterations and additions to the forms attached in Schedule B and Schedule C before entering into the Management

Agreement. In the absence of such other agreement at least 30 days prior to the expected delivery to the NMM Owner under the relevant shipbuilding contract, memorandum of agreement, charterparty or other relevant agreement, the applicable terms shall be the Management Agreement with only logical amendments and necessary insertions as reasonably determined by NSM.
4.3
For the Vessels listed in Schedule A, the Management Agreement shall be effective from the Effective Date Agreement and the current vessel budgets under the Existing Agreements shall be the initial budget under each Management Agreement.
4.4
NSM and the relevant NMM Owner shall be deemed to have entered into a Management Agreement on the above terms in respect of each Vessel irrespective of whether a completed Management Agreement is drawn-up and signed.
4.5
NMM guarantees the performance of the NMM Owners' obligations in accordance with this Agreement and all Management Agreements entered into pursuant to it, each as may be amended or supplemented from time to time with or without notice to or consent from NMM.
5
Non-exclusivity
5.1
NSM may provide services of a nature similar to the Services to any other person. There is no obligation for NSM to provide the Services to NMM and its Affiliates on an exclusive basis.
6
Confidential information
6.1
NSM shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing the Services under this Agreement ("Confidential Information"), except to the extent that disclosure of such information is required by applicable law. NMM shall be entitled to any equitable remedy available at law or in equity, including specific performance, against a breach by NSM of this obligation. NSM shall not resist such application for relief on the basis that NMM has an adequate remedy at law, and NSM shall waive any requirement for the securing or posting of any bond in connection with such remedy.
6.2
Notwithstanding the foregoing, 'Confidential Information' shall not include any information which: (a) was public knowledge at the time of the disclosure, or, which subsequently became public knowledge other than as a result of a breach of this Agreement; (b) NSM can show was made available to it by some other Person who had a right to do so and who was not subject to any obligation of confidentiality or restricted use regarding such information; or (c) was developed by NSM without use of any confidential information provided hereunder, or by a third party in breach of its confidentiality obligations.
7
Funding, Fees and Reimbursement of Costs and Expenses
7.1
In consideration for NSM providing the Services:
7.1.1
NMM and the NMM Owners shall pay NSM the fees and Reimbursable Costs as set out in Schedule D to this Agreement.
7.1.2
Fees and estimated Reimbursable Costs shall be paid monthly in advance based on the Services Budget.

7.1.3
NMM undertakes to fund NSM with an advance payment equal to forty-five (45) days of operating expenses for the Vessels based on the Vessels' agreed budgets (the "Advance Fund"), in addition to the monthly payment of estimated Reimbursable Costs. This Advance Fund shall on request be replenished and topped-up as required from time to time, including after payments of Reimbursable Costs, or if new Vessels enter into a Management Agreement and when the new budgets are set for the Vessels.
7.1.4
NSM shall be entitled to appropriate any funds it holds to the credit of NMM or the NMM Owners under the Existing Agreement as of the date of this Agreement for the purpose of the payments in Clauses 7.1.1 and 7.1.2 and shall raise any invoice for any balance outstanding.
7.2
NMM and the relevant NMM Owner shall be jointly and severally liable for paying all fees due to NSM in connection with the services provided to such NMM Owner, and to reimburse NSM for costs and expenses incurred by NSM under each Management Agreement. NSM shall have the right to issue a single invoice for all amounts due in a month and to apply all funds received from NMM to the Reimbursable Costs attributable to any of the NMM Owners. NSM will provide NMM and the NMM Owners such supporting detail as may be reasonably required to validate such Reimbursable Costs and other amounts due.
7.3
Notwithstanding any other provision of this Agreement, NSM shall in no circumstances be required to use or commit any funds beyond those already transferred under Clause 7.1.2 and 7.1.3 to finance the payment of any Reimbursable Costs.
7.4
If any amount due to NSM under this Agreement other than pursuant to Clause 10.2 is not paid within 30 days by its due date, NMM shall pay interest on the overdue sum from the due date until payment of the overdue sum. Interest under this Clause shall accrue on a day-to-day basis at the rate per annum equal to SOFR plus five percent (5%).
8
Force majeure and indemnity
8.1
NSM shall not be liable for any failure to perform its obligations hereunder by reason of any of the following force majeure events provided NSM has made all reasonable efforts to avoid, minimize or prevent the effect of such event:
(a)
acts of God;
(b)
any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;
(c)
riots, civil commotion, blockades or embargoes;
(d)
epidemics;
(e)
earthquakes, landslides, floods or other extraordinary weather conditions;
(f)
fire, accident, explosion, except where caused by the negligence of the party seeking to invoke force majeure;
(g)
government requisition;
(h)
strikes, lockouts or other industrial action, unless limited to the employees (which shall not in respect of NSM, include the crew) of the party seeking to invoke force majeure; or
(i)
any other similar cause beyond the reasonable control of either party.

8.2
Without prejudice to sub-clause 8.1 above, NSM shall be under no liability whatsoever to NMM or the NMM Owners for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessels) as incurred and howsoever arising in the course of performance of the Services, unless and to the extent that such loss, damage, delay or expense is proved to have resulted solely from the fraud, gross negligence or willful misconduct of NSM or their employees, agents or sub-contractors in connection with the Vessels, in which case (save where such loss, damage, delay or expense has resulted from NSM’s personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) NSM’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of US$3,000,000.
8.3
Notwithstanding anything that may appear to the contrary in this Agreement, NSM shall not be responsible for any of the actions of the crew of the Vessels even if such actions are fraudulent, negligent, grossly negligent or willful.
8.4
Except to the extent and solely for the amount therein set out that NSM would be liable under sub-clause 8.2, NMM and the NMM Owners shall indemnify and hold harmless NSM and its employees, agents and sub-contractors against all actions, proceedings, claims, demands or liabilities whatsoever and howsoever arising which may be brought against them arising out of, relating to or based upon this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under or relating to the environmental laws, regulations or conventions of any jurisdiction (“Environmental Laws”), or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur in the course of the performance of this Agreement; provided however that such indemnity shall exclude any and all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to the fraud, gross negligence or willful misconduct of NSM or its employees or agents.
8.5
Without prejudice to the general indemnity set out in this Clause 8, NMM and the NMM Owners hereby undertakes to indemnify NSM, their employees, agents and sub-contractors against all taxes, imposts and duties levied by any government as a result of the operations of NMM, the NMM Owners or the Vessels, whether or not such taxes, imposts and duties are levied on NMM, the NMM Owners, the Vessels or NSM. For the avoidance of doubt, such indemnity shall not apply to taxes imposed on amounts paid to NSM as consideration for the performance of Services under this Agreement. NMM and the NMM Owners shall pay all taxes, dues or fines imposed on the Vessels or NSM as a result of the operation of the Vessels.
8.6
It is hereby expressly agreed that no employee or agent of NSM (including any sub-contractor from time to time employed by NSM) shall in any circumstances whatsoever be under any liability whatsoever to NMM or the NMM Owners for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 8, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to NSM or to which NSM are entitled hereunder shall also be available and shall extend to protect every such employee or agent of NSM acting as aforesaid.

8.7
NMM and the NMM Owners acknowledges that it is aware that NSM is unable to confirm that the Vessels, their systems, equipment and machinery are free from defects, and agrees that NSM shall not under any circumstances be liable for any losses, costs, claims, liabilities and expenses which NMM or the NMM Owners may suffer or incur resulting from pre-existing or latent deficiencies in the Vessels, their systems, equipment and machinery.
8.8
The provisions of this Clause 8 shall remain in force notwithstanding termination of this Agreement or the Management Agreements.
9
TERM and termination
9.1
This Agreement shall always have a term of ten (10) years, such that without any further act or formality on the part of either Party, on each anniversary of the Effective Date, the remaining nine (9) year term shall be extended by one (1) year, unless terminated by either Party in accordance with this Section 9 (the "Term").
9.2
This Agreement may be terminated:
9.2.1
by NSM, if there is a Change of Control of NMM;
9.2.2
by either Party if:
(a)
the other Party breaches this Agreement in any material respect which remains unremedied within ninety (90) days of the date of receipt of any written notice specifying the breach.
(b)
a receiver is appointed for all or substantially all of the property of the other Party;
(c)
an order is made to wind-up the other Party;
(d)
a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against the other Party and such judgment, order or decree shall not have been vacated, discharged or stayed; or
(e)
the other Party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto, or if any such proceeding shall be commenced.
9.2.3
at any time after the first anniversary, by either Party upon not less than three hundred and sixty-five (365) days' written notice for any reason other than any of the reasons set out above.
10
Consequences of termination
10.1
Upon termination of this Agreement:
10.1.1
The Management Agreements are to also be terminated with immediate effect, save that if the Agreement is being terminated by NSM, NSM may elect to continue to perform the Management Services for any Vessels against payment on the terms of the Management Agreements until a prompt, orderly handover can be arranged.

10.1.2
Save as required to complete an orderly handover, NSM shall forthwith surrender to NMM any and all books, records, documents and other property in the possession or control of NSM relating to this Agreement and to the business, finance, technology, trademarks or affairs of NMM and its Affiliates and, except as required by law (including securities laws and regulations) or for accounting purposes, shall not retain any copies of same.
10.1.3
Save for any further adjustment in relation to continued services before an orderly handover, any overpayment shall forthwith be refunded to NMM and any underpayment shall forthwith be paid to NSM.
10.2
Where this Agreement is terminated for any reason other than a material breach by NSM, NMM shall, within fifteen (15) days of termination, pay to NSM a termination fee equal to the net present value of the total aggregate technical and commercial management fees paid to NSM by NMM and the NMM Owners, for the fiscal year (excluding any discretionary incentive award), as set forth in the latest audited annual financial statements publicly available at the time of termination, times the number of the years constituting the remaining duration of the contract, and calculated using a six percent (6%) discount rate for the remaining duration of this Agreement.
11
BudgetS
11.1
During the term of this Agreement, NSM shall prepare and submit to NMM updates to the Services Budget as and when required.
11.2
NSM shall have discretion to incur Reimbursable Costs notwithstanding that the relevant item or amount is not covered by the Services Budget.
12
Sub-contracting and ASSIGNMENT
12.1
NSM shall not assign its duties and/or obligations under this Agreement or the Management Agreements to any party that is not a subsidiary or Affiliate of NSM, without the prior written consent of NMM, such consent not to be unreasonably withheld, conditioned or delayed. Without prejudice to the foregoing, NSM may freely sub-contract or sub-license this Agreement, without the prior written consent of NMM, provided that it shall remain liable (subject to the exclusions and limitations of liability in favour of NSM in this Agreement) for the due performance of the Services and any of its obligations under this Agreement or the Management Agreements.
12.2
The rights and obligations of NMM hereunder may not be assigned or transferred without the prior written consent of NSM.
12.3
Notwithstanding the foregoing and anything else contained herein or in the Management Agreements, this Agreement, the Management Agreements and any interest therein may be assigned by the NMM or the NMM Owners in connection with the financing of any Vessel, always provided that such financing is not in contravention of any laws, regulations or sanctions which NSM may be subject to. NSM or its Affiliates, as applicable, shall sign any acknowledgement of assignment or undertaking reasonably requested by NMM or the NMM Owners in relation to the financing of any Vessel.
13
LAW AND DISPUTE RESOLUTION
13.1
This Agreement and any non-contractual obligations arising out of, or in connection with, it shall be governed by, and construed in accordance with, the laws of England and Wales and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Section. The seat of the arbitration shall be England, even where the hearing takes place outside England.
13.2
The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.
13.3
The reference shall be to three arbitrators, one to be appointed by each party and the third, subject to the provisions of the LMAA Terms, by the two so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified in the notice, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if the arbitrator had been appointed by agreement.
13.4
In any dispute involving NSM, NMM and at least one NMM Owner, NMM and the NMM Owners shall jointly appoint an arbitrator as if they were a single party.
13.5
Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.
14
NOTICES
14.1
Any notice, consent or request to be given to a Party pursuant to this Agreement shall be in writing and delivered (via hand delivery or facsimile) as follows:
(a)
If respect of notices to NMM or an NMM Owner:

C/O Navios Maritime Partners L.P.

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attn: Mrs. Erifyli Tsironi

etsironi@Navios.com

legal_corp@Navios.com

Fax: +(30) 210 453-2070

(b)
In respect of notices to NSM:

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attn: Angeliki Tsakanikas

Email: atsakanika@navios.com,

legal_corp@Navios.com

With a copy to (which shall not constitute notice):

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attn: Legal Corp. Dpt.

Fax: +(30) 210 417-2070

or to such other address as the relevant Party may from time to time designate by notice in writing in accordance with this Clause 14.

14.2
All notices shall be deemed to take effect on the day of delivery, provided such notice is received before 17:00 hours (local time) on a Business Day and if not, the next business day.
15
ENTIRE AGREEMENT
15.1
This Agreement and the other agreements referred to in it constitutes the entire agreement between NMM and NSM with respect to the subject matter hereof and supersedes all prior negotiations, representations, warranties, agreements or understandings, either written or oral, with respect thereto. Each Party acknowledges that, in entering into this Agreement, it does not rely on, and shall have no remedy in respect of, any statement, representation, assurance, warranty or promise of any Person other than as expressly set out in this Agreement or an agreement referred to in it and it unconditionally and irrevocably waives any claims, rights or remedies which it might otherwise have had in relation thereto. Nothing in this Agreement operates to limit or exclude any liability for fraud or fraudulent misrepresentation.
15.2
This agreement replaces and supersedes the Existing Agreements which shall come to an end on the Effective Date of this Agreement, provided, however that this shall not affect the rights and obligations of the Parties under the Existing Agreements which have accrued on or prior to this Agreement and that any provision of the Existing Agreement that expressly or by implication or by its nature is intended to continue in force on or after termination of this Agreement shall remain in full force and effect.
15.3
The Parties each warrants and represents to the other that it is authorised by the other parties to the Existing Agreements to agree to all terms of this Agreement that expressly or by necessary implication affects the Existing Agreements.
16
Amendments to Agreement
16.1
NSM reserves the right to make such changes to this Agreement or the Management Agreements as it shall consider necessary in its reasonable judgement to take account of regulatory changes which come into force after the date hereof and which affect the operation of the Vessels. Such changes will be conveyed in writing to NMM and will come into force on intimation or on the date on which such regulatory or other changes come into effect (whichever shall occur first). Notwithstanding the foregoing, any changes under this Section 16 which materially increase the costs to NMM or any NMM Owner shall require the consent of NMM, such consent not to be unreasonably withheld.

17
COUNTERPARTS
17.1
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and together shall constitute a single instrument.
18
SEVERABILITY
18.1
The provisions of this Agreement shall be deemed independent and severable, and the invalidity, unenforceability or partial invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision hereof. The Parties agree to substitute, for any invalid or unenforceable provision, a valid and enforceable provision which achieves to the greatest possible extent, the economic, legal and commercial objectives of the invalid or unenforceable provision.
19
SURVIVAL
19.1
The termination of this Agreement after the Effective Date shall not affect the rights and obligations of the Parties which have accrued on or prior to, or arise in consequence of, such termination; provided that any provision of this Agreement that expressly or by implication or by its nature is intended to come into or continue in force on or after termination of this Agreement shall remain in full force and effect.
20
VARIATIONS AND WAIVER OF RIGHTS
20.1
No variation of this Agreement shall be effective unless made in writing, signed by, or on behalf of, each of the Parties and expressed to be such a variation.
20.2
No failure or delay by either Party or time or indulgence given in exercising any remedy or right under or in relation to this Agreement shall operate as a waiver of the same, nor shall any single or partial exercise of any remedy or right preclude any further exercise of the same or the exercise of any other remedy or right.
20.3
No waiver by either Party of any requirement of this Agreement, or of any remedy or right under this Agreement, shall have effect unless given in writing and signed by such Party. No waiver of any particular breach of the provisions of this Agreement shall operate as a waiver of any repetition of such breach.
21
RIGHTS OF THIRD PARTIES
21.1
Save as otherwise expressly provided in this Agreement, no provisions of this Agreement which confer rights upon any Person who is not a party to this Agreement shall be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any such Person.
21.2
This Agreement (including, without limitation, this Clause 21) may be terminated, rescinded, or varied in any way by NMM and NSM without the consent of any other Person who may be expressly entitled to the benefit of any provision of this Agreement.
22
COSTS
22.1
Save as otherwise expressly provided in this Agreement or any agreement to be entered into pursuant hereto, each Party shall pay its own costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement.

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IN WITNESS OF WHICH each of the Parties has caused this Agreement to be duly executed on the date first above written.

NAVIOS MARITIME PARTNERS L.P.		NAVIOS SHIPMANAGEMENT INC.

By:	/s/ Erifyli Tsironi	By:	/s/ Angeliki Tsakanikas
	Name: Erifyli Tsironi		Name: Angeliki Tsakanikas

	Title: Chief Financial Officer		Title: Treasurer/Director

Schedule A – NMM Owners and Vessels

Schedule B – Form of management Agreement

SHIPMAN 2024

STANDARD SHIP MANAGEMENT AGREEMENT

PART I

Vessel's name and IMO number (Annex A): [Relevant details to be inserted]

1.
Place and date of Agreement (Cl. 35): Piraeus on [Date]
2.
Date of commencement of Agreement (Cls. 2 and 30): [Relevant details to be inserted]
3.
Owners (name, place of registered office and law of registry) (Cl. 1)
(i)
Name: [Relevant details to be inserted]
(ii)
Place of registered office: [Relevant details to be inserted]
(iii)
Law of registry: [Relevant details to be inserted]
4.
Managers (name, place of registered office and law of registry) (Cl. 1)
(i)
Name: [Relevant details to be inserted]
(ii)
Place of registered office: [Relevant details to be inserted]
(iii)
Law of registry: [Relevant details to be inserted]
5.
The Company (with reference to the ISM/ISPS Codes) (state name and IMO Unique Company Identiﬁcation number. If the Company is a third party then also state registered office and principal place of business) (Cls. 1 and 9(c)(i))
(i)
Name: [Relevant details to be inserted]
(ii)
IMO Unique Company Identiﬁcation number: [Relevant details to be inserted]
(iii)
Place of registered oﬃce: [Relevant details to be inserted]
(iv)
Principal place of business: [Relevant details to be inserted]
6.
Technical Management (state "yes" or "no" as agreed) (Cl. 4): Yes
7.
Crew Management (state "yes" or "no" as agreed) (Cl. 5(a)): Yes
8.
Commercial Management (state "yes" or "no" as agreed) (Cl. 6): Yes
9.
Chartering Services period (only to be ﬁlled in if "yes" stated in Box 8) (Cl. 6(a)): [No limit other than as advised by Owners]

10.
Crew Insurance arrangements (state "yes" or "no" as agreed)
(i)
Crew Insurances* (Cl. 5(b)): Yes
(ii)
Insurance for persons proceeding to sea onboard (Cl. 5(b)(i)): Yes

*only to apply if Crew Management (Cl. 5(a)) agreed (see Box 7)

11.
Insurance arrangements (state "yes" or "no" as agreed) (Cl. 7): Yes
12.
Optional insurances (state optional insurance(s) as agreed, such as kidnap and ransom, loss of hire and FD & D) (Cl. 11(a)(iv)): Yes. K&R, War LOH, FD&D and any other insurances as the Managers may consider appropriate from time to time
13.
Interest (state rate of interest to apply after due date to outstanding sums) (Cl. 9(a)): Accruing daily at a rate per annum equal to SOFR plus five percent (5%)
14.
Emission Trading Scheme Allowances (Cl. 10)
(i)
Subclause (a)(iii) to apply (state "yes" or "no" as agreed): Yes
(ii)
Subclause (b)(iii), (b)(iv) and (b)(v) (state number of days to apply): 14 days, however Managers may at any time instead purchase allowances on the market and charge the cost of this to Owners
(iii)
Subclause (c) (state fee, if not included in annual management fee): Owners are jointly and severally liable with the owners of the Associated Vessels (see Annex D) for a yearly fee of [as per Master Agreement]
15.
Management fees (state amounts) (Cl. 13(a))
(i)
Predelivery management fee: 1/12th of the annual management fee
(ii)
Annual management fee: [As per the Master Agreement]
16.
Attendance fee (state amount and number of days) (Cl. 13(c))
(i)
Daily rate: As per the Master Agreement
(ii)
For attendance in excess of number of days per year pro rata: [As per the Master Agreement]
17.
Nominated bank account (Cl. 13(a)): Bank account in the name of the Managers or as may be instructed by the Managers in writing
18.
Lay-up period / number of months (Cl. 13(d)): 2 months
19.
Minimum contract period (state number of months) (Cl. 30(a)): Two months
20.
Management fee on termination (state number of months to apply) (Cl. 31(h)): Blank
21.
Severance Costs (state maximum amount) (Cl. 31(i)): No limit
22.
Law & arbitration: ~~(~~(a) English law/London arbitration~~, (b) US law/New York arbitration, (c) English law/Singapore arbitration, (d) Singapore law/Singapore arbitration, (e)~~

~~Hong Kong law/Hong Kong arbitration, (f) English law/Hong Kong arbitration, (g) Other. Choose law and arbitration venue. If alternative (g)(Other) is chosen, Clause 32 must be appropriately ﬁlled in or replaced, failing which alternative (a)(English law/London arbitration) shall apply).~~
23.
Email address for receipt of arbitration notices and communications on behalf of Owners (Cl. 32): [Relevant details to be inserted]
24.
Email address for receipt of arbitration notices and communications on behalf of Managers (Cl. 32): [Relevant details to be inserted]
25.
Notices (state full style contact details for serving notice to the Owners) (Cl. 34): [Relevant details to be inserted]
26.
Notices (state full style contact details for serving notice to the Managers) (Cl. 34): [Relevant details to be inserted]

It is mutually agreed between the Party stated in Box 3 and the Party stated in Box 4 that this Agreement consisting of PART l and PART ll as well as Annexes "A" (Details of Vessel or Vessels), "B" (Details of Crew), "C" (Budget), "D" (Associated Vessels) and "E" (Fee Schedule) attached hereto, shall be performed subject to the conditions contained herein. In the event of a conflict of conditions, the provisions of PART l and Annexes "A", "B", "C", "D" and "E" shall prevail over those of PART ll to the extent of such conflict but no further.

The Party responsible for issuing the ﬁnal execution version of this Agreement warrants that it is an Authentic BIMCO Template procured from a properly authorised source and that all modifications to it are clearly visible. "Authentic BIMCO Template" means a BIMCO-approved standard contract in an editable electronic format.

Signature(s) (Owners)	Signature(s) (Managers)

Name:	Name:

Position:	Position:

PART II

SECTION 1 – Basis of the Agreement

1
Definitions

In this Agreement save where the context otherwise requires, the following words and expressions shall have the meanings hereby assigned to them:

"Affiliates" ~~means a company, partnership, or other legal entity which controls, is controlled by, or is under common control with, a Party. For the purposes of this definition, "control" means the ability, directly or indirectly, to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise (and "controls" and "controlled" shall be interpreted accordingly)~~shall mean: for each Party, any person and/or entity which, directly, or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified party, where "control" means the possession, directly or indirectly of the ownership of voting securities in excess of 50%.

"Company" (with reference to the ISM Code and the ISPS Code) means the organisation identiﬁed in Box 5 or any replacement organisation appointed by the Owners from time to time (see subclause~~s~~ 9(b)(i) ~~or 9(c)(ii), whichever is applicable~~).

~~"Control" means the direct or indirect ownership of fifty per cent (50%) or more of the issued share capital or any kind of voting rights in a company, partnership, or legal entity, and "controls", "controlled" and "under common control" shall be construed accordingly.~~

"Crew" means the personnel of the numbers, rank and nationality speciﬁed in Annex "B" hereto.

"Crew Insurances" means insurance of liabilities in respect of crew risks which shall include but not be limited to death, permanent disability, sickness, injury, repatriation and loss of personal eﬀects (see subclause 5(b) (Crew Insurances) and Clause 7 (Insurance Arrangements) and Clause 11 (Insurance Policies) and Boxes 10 and 11).

"Delivery" means the date on which the Company identiﬁed in Box 5 becomes responsible for the Vessel under the ISM and ISPS Codes.

"Flag State" means the State whose flag the Vessel is flying.

"ISM Code" means the International Management Code for the Safe Operation of Ships and for Pollution Prevention and any amendment thereto or substitution therefor.

"ISPS Code" means the International Code for the Security of Ships and Port Facilities and the relevant amendments to Chapter XI of SOLAS and any amendment thereto or substitution therefor.

"Managers" means the party identiﬁed in Box 4.

"Management Services" means the services specified in SECTION 2 - Services (Clauses 4 through 7) as indicated affirmatively in Boxes 6 through 8, 10 and 11, SECTION 3 -

Obligations (Clause 10) as indicated in Box 14, and all other functions performed by the Managers under the terms of this Agreement, including Predelivery Services.

"Master Agreement" means the agreement entitled Master Agreement entered into between Navios Maritime Partners L.P. and Navios Shipmanagement Inc. on [●] 2024.

"Owners" means the party identiﬁed in Box 3.

"Parties" means the Owners and the Managers and each individually a "Party".

"Person" means any individual, firm, corporation, stock company, limited liability company, trust, partnership, limited liability partnership, association, joint venture or business, whether or not having legal personality.

"Predelivery Services" means the services performed by the Managers for and in respect of the Vessel prior to Delivery.

"Severance Costs" means the costs which are legally required to be paid to the Crew as a result of the early termination of any seafarer employment agreement for service on the Vessel.

"SMS" means the Safety Management System (as deﬁned by the ISM Code).

"STCW" means the International Convention on Standards of Training, Certiﬁcation and Watchkeeping for Seafarers, 1978, as amended in 1995 and 2010 and any amendment thereto or substitution therefor.

"Vessel" means the vessel or vessels details of which are set out in Annex "A" attached hereto.

2
Commencement and Appointment

With eﬀect from the date stated in Box 2 for the commencement of the Agreement and continuing unless and until terminated as provided herein, the Owners hereby appoint the Managers and the Managers hereby agree to act as the Managers of the Vessel in respect of the Management Services.

3
Authority of the Managers

Subject to the terms and conditions herein provided, during the period of this Agreement the Managers shall carry out the Management Services in respect of the Vessel as agents for and on behalf of the Owners. The Managers shall have authority to take such actions as they may from time to time in their absolute discretion consider to be necessary to enable them to perform the Management Services in accordance with sound ship management practice, including but not limited to compliance with all applicable rules and regulations.

SECTION 2 – Services

4
Technical Management

(only applicable if agreed according to Box 6).

The Managers shall provide technical management which includes, but is not limited to, the following services:

(a)
ensuring that the Vessel complies with the requirements of the law of the Flag State;
(b)
ensuring compliance with the ISM Code;
(c)
ensuring compliance with the ISPS Code;
(d)
operating a drug and alcohol policy as agreed with the Owners;
(e)
providing competent personnel to supervise the maintenance and general eﬃciency of the Vessel;
(f)
arranging and supervising dry dockings, repairs, alterations and the maintenance of the Vessel to the standards agreed with the Owners provided that the Managers shall be entitled to incur the necessary expenditure to ensure that the Vessel will comply with all requirements and recommendations of the classiﬁcation society, and with the law of the Flag State and of the places where the Vessel is required to trade;
(g)
arranging the supply of necessary stores, spares and lubricating oil;
(h)
appointing surveyors and technical consultants as the Managers may consider from time to time to be necessary;
(i)
arranging for the sampling and testing of fuels, as applicable; and
(j)
in accordance with the Owners' instructions, supervising the sale and physical delivery of the Vessel under the sale agreement. However, services under this subclause 4(j) shall not include negotiation of the sale agreement or transfer of ownership of the Vessel.
5
Crew Management and Crew Insurances
(a)
Crew Management

(only applicable if agreed according to Box 7)

The Managers shall provide suitably qualiﬁed Crew who shall comply with the requirements of STCW. The provision of such crew management services includes, but is not limited to, the following services:

(i)
selecting, engaging and providing for the administration of the Crew, including, as applicable, payroll arrangements, pension arrangements, tax, social security contributions and other mandatory dues related to their employment payable in each Crew member's country of domicile;
(ii)
ensuring that the applicable requirements of the law of the Flag State in respect of rank, qualiﬁcation and certiﬁcation of the Crew and employment regulations, such as Crew's tax and social insurance, are satisfied;
(iii)
ensuring that all Crew have passed a medical examination with a qualiﬁed doctor certifying that they are ﬁt for the duties for which they are engaged and are in possession of valid medical certiﬁcates issued in accordance with appropriate

Flag State requirements or such higher standard of medical examination as may be agreed with the Owners. In the absence of applicable Flag State requirements the medical certiﬁcate shall be valid at the time when the respective Crew member arrives on board the Vessel and shall be maintained for the duration of the service on board the Vessel;
(iv)
ensuring that the Crew shall have a common working language and a command of the English language of a suﬃcient standard to enable them to perform their duties safely;
(v)
arranging transportation of the Crew, including repatriation;
(vi)
arranging the supply of provisions unless provided by the Owners;
(vii)
training of the Crew;
(viii)
conducting union negotiations; and
(ix)
if the Managers are the Company, ensuring that the Crew, on joining the Vessel, are given proper familiarisation with their duties in relation to the Vessel's SMS and that instructions which are essential to the SMS are identiﬁed, documented and given to the Crew prior to sailing.
(x)
if the Managers are not the Company:
(1)
ensuring that the Crew, before joining the Vessel, are given proper familiarisation with their duties in relation to the ISM Code; and
(2)
instructing the Crew to obey all reasonable orders of the Company in connection with the operation of the SMS.
(xi)
Where Managers are not providing technical management services in accordance with Clause 4 (Technical Management):
(1)
ensuring that no person connected to the provision and the performance of the crew management services shall proceed to sea on board the Vessel without the prior consent of the Owners (such consent not to be unreasonably withheld); and
(2)
ensuring that in the event that the Owners' drug and alcohol policy requires measures to be taken prior to the Crew joining the Vessel, implementing such measures;
(b)
Crew Insurances

(only applicable if subclause 5(a) applies and if agreed according to Box 10)

The Managers shall throughout the period of this Agreement provide the following services:

(i)
arranging Crew Insurances in accordance with the best practice of prudent managers of vessels of a similar type to the Vessel, with sound and reputable insurance companies, underwriters or associations. Insurances for any other persons proceeding to sea onboard the Vessel may be separately agreed by the Owners and the Managers (see Box 10);
(ii)
ensuring that the Owners are aware of the terms, conditions, exceptions and limits of liability of the insurances in subclause 5(b)(i);
(iii)
ensuring that all premiums or calls in respect of the insurances in subclause 5(b)(i) are paid by their due date;
(iv)
if obtainable at no additional cost, ensuring that insurances in subclause 5(b)(i) name the Owners as a joint assured with full cover and, unless otherwise agreed, on terms such that Owners shall be under no liability in respect of premiums or calls arising in connection with such insurances.
(v)
providing written evidence, to the reasonable satisfaction of the Owners, of the Managers' compliance with their obligations under subclauses 5(b)(ii), and 5(b)(iii) within a reasonable time of the commencement of this Agreement, and of each renewal date and, if speciﬁcally requested, of each payment date of the insurances in subclause 5(b)(i).
6
Commercial Management

(only applicable if agreed according to Box 8).

The Managers shall provide the following services for the Vessel in accordance with the Owners' instructions, which shall include but not be limited to:

(a)
seeking and negotiating employment for the Vessel and the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of the Vessel. If such a contract exceeds the period stated in Box 9, consent thereto in writing shall ﬁrst be obtained from the Owners;
(b)
arranging for the provision of fuels of the quality speciﬁed by the Owners as required for the Vessel's trade;
(c)
voyage estimating and accounting and calculation of hire, freights, demurrage and/or despatch monies due from or due to the charterers of the Vessel; assisting in the collection of any sums or emission allowances due to the Owners related to the commercial operation of the Vessel in accordance with Clause 12 (Owners' Receivables and Expenses);

If any of the services under subclauses 6(a), 6(b) and 6(c) are to be excluded from the annual management fee, remuneration for these services must be stated in Annex E (Fee Schedule). See subclause 13(e).

(d)
issuing voyage instructions;
(e)
appointing agents;
(f)
appointing stevedores; and
(g)
arranging surveys associated with the commercial operation of the Vessel.

7
Insurance Arrangements

(only applicable if agreed according to Box 11).

The Managers shall arrange insurances in accordance with Clause 11 (Insurance Policies), on such terms as the Owners shall have instructed or agreed, in particular regarding conditions, insured values, deductibles, franchises and limits of liability.

SECTION 3 – Obligations

8
Managers' Obligations
(a)
The Managers undertake to use their ~~best~~ reasonable endeavours to provide the Management Services as agents for and on behalf of the Owners in accordance with sound ship management practice and to protect and promote the interests of the Owners in all matters relating to the provision of services hereunder.

Provided, however, that in the performance of their management responsibilities under this Agreement, the Managers shall be entitled to have regard to their overall responsibility in relation to all vessels as may from time to time be entrusted to their management and in particular, but without prejudice to the generality of the foregoing, the Managers shall be entitled to allocate available personnel and resources in such manner as in the prevailing circumstances the Managers in their absolute discretion consider to be fair and reasonable.

(b)
Where the Managers are providing technical management services in accordance with Clause 4 (Technical Management), they shall procure that the requirements of the Flag State are satisﬁed and they (or their nominee) shall agree to be appointed as the Company, assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code and the ISPS Code, if applicable.
9
Owners' Obligations
(a)
The Owners shall pay all sums due to the Managers punctually in accordance with the terms of this Agreement. In the event of payment after the due date of any outstanding sums the Manager shall be entitled to charge interest at the rate stated in Box 13.
(b)
Where the Managers are providing technical management services in accordance with Clause 4 (Technical Management), the Owners shall:
(i)
report (or where the Owners are not the registered owners of the Vessel procure that the registered owners report) to the Flag State administration the details of the Company responsible for compliance with the ISM and ISPS Codes;
(ii)
procure that any officers and ratings supplied by them or on their behalf comply with the requirements of STCW; and
(iii)
instruct such officers and ratings to obey all reasonable orders of the Managers (in their capacity as the Company) in connection with the operation of the Managers' safety management system.

(c)
Where the Managers are not providing technical management services in accordance with Clause 4 (Technical Management), the Owners shall:
(i)
procure that the requirements of the Flag State are satisﬁed and notify the Managers upon execution of this Agreement of the name and contact details of the organisation that will be the Company by completing Box 5;
(ii)
if the Company changes at any time during this Agreement, notify the Managers in a timely manner of the name and contact details of the new organisation;
(iii)
procure that the details of the Company, including any change thereof, are reported to the Flag State administration as required to comply with the ISM and ISPS Codes. The Owners shall advise the Managers in a timely manner when the Flag State administration has approved the Company; and
(iv)
unless otherwise agreed, arrange for the supply of provisions at their own expense.
(d)
Where the Managers are providing crew management services in accordance with subclause 5(a) the Owners shall:
(i)
inform the Managers prior to ordering the Vessel to any excluded or additional premium area under any of the Owners' Insurances by reason of war risks and/or piracy or like perils and pay whatever additional costs may properly be incurred by the Managers as a consequence of such orders including, if necessary, the costs of replacing any member of the Crew. Any delays resulting from negotiation with or replacement of any member of the Crew as a result of the Vessel being ordered to such an area shall be for the Owners' account. Should the Vessel be within an area which becomes an excluded or additional premium area the above provisions relating to cost and delay shall apply;
(ii)
agree with the Managers prior to any change of ﬂag of the Vessel and pay whatever additional costs may properly be incurred by the Managers as a consequence of such change~~. If agreement cannot be reached then either Party may terminate this Agreement in accordance with subclause 31(f)~~; and
(iii)
provide, at no cost to the Managers, in accordance with the requirements of the law of the Flag State, or higher standard, as mutually agreed, adequate Crew accommodation and living standards.
(e)
Where the Managers are not the Company, the Owners shall ensure that Crew are properly familiarised with their duties in accordance with the Vessel's SMS and that instructions which are essential to the SMS are identified, documented and given to the Crew prior to sailing.
10
Emission Trading Scheme Allowances

~~ATTENTION: It is strongly recommended that the Parties read the accompanying explanatory notes and, in particular, carefully consider the consequences of the Owners mandating and the Managers accepting such mandate by a signed document whereby the Managers assume responsibility for compliance with applicable Emission Scheme(s) under subclause (b) of this Clause. The Parties should complete the number of days in subclause (b)(iii), (b)(iv) and (b)(v).~~

Notwithstanding any other provision in this Agreement, the Owners and the Managers (together the "Parties" and each individually a "Party") agree as follows:

"Emission Allowances" means an allowance, credit, quota, permit or equivalent, representing a right of a vessel to emit a speciﬁed quantity of greenhouse gas emissions recognised by the Emission Scheme.

"Emission Data" means data and records of the Vessel's emissions in the form and manner necessary to calculate its Emission Allowances.

"Emission Scheme" means a greenhouse gas emissions trading scheme which for the purposes of this Clause shall include the European Union Emissions Trading System and any other similar systems imposed by applicable lawful authorities that regulate the issuance, allocation, trading or surrendering of Emission Allowances.

"Responsible Entity" means the party responsible for compliance under any Emission Scheme(s) applicable to the Vessel by law and/or regulation.

(a)
Owners as Responsible Entity

Where the Owners are the Responsible Entity:

(i)
the Owners shall comply with or procure compliance with any Emission Scheme(s) applicable to the Vessel throughout the period of this Agreement at their expense.
(ii)
the Managers shall provide the Owners with Emission Data in a timely manner to enable compliance with subclause (i) above, and/or at regular intervals to be agreed between the Parties. Such Emission Data shall be veriﬁed by an accredited veriﬁer, where applicable, and if required by Owners audited by an independent party approved by them, at the Owners' expense.
(iii)
Emission Scheme Management Services.

This subclause (iii) is applicable only if the Parties state "Yes" in Box 14(i)

The Managers shall provide Emission Scheme management services ("Emission Scheme Management Services") which shall include, but not be limited to, the following:

(1)
providing the Owners with Emission Data in accordance with subclause (a)(ii) above together with the calculation of the Emission Allowances required;
(2)
arranging the monitoring and reporting of the Emission Data to the administering authority in accordance with the Emission Scheme(s); and
(3)
arranging the surrender of the Owners' Emission Allowances in accordance with the Emission Scheme(s).

(b)
Managers as Responsible Entity

Where the Managers (or the Managers' nominee) are made the Responsible Entity under any Emission Scheme(s) applicable to the Vessel, or assume that responsibility by agreement between the Parties in accordance with such Emission Scheme(s), the following shall apply:

(i)
The Managers shall provide the Owners with Emission Data in accordance with subclause (a)(ii) above together with the calculation of the Emission Allowances required.
(ii)
The Managers shall monitor and report Emission Data to the administering authority in accordance with the Emission Scheme(s) applicable to the Vessel.
(iii)
The Managers shall quarterly ~~each month~~ prepare and present to the Owners, in writing, ~~their estimates of the Emission Allowances for the Vessel for the ensuing month, including~~ the reconciliation of the Vessel's actual emissions under each Emission Scheme applicable to the Vessel for the previous months ~~and adjustment for any previous shortfall or excess~~. Such Emission Allowances shall be received by the Managers (or the Managers' nominee) from the Owners within the number of days stated in Box 14(ii) after receipt by the Owners of the Managers' written request.
(iv)
No later than fourteen (14) days prior to termination of this Agreement, the Managers shall prepare and present to the Owners, in writing, their estimates of the Emission Allowances due for the Vessel for the final month or part thereof, except that where the Agreement is terminated in circumstances which do not allow the Managers fourteen (14) days' time the Managers shall notify the Owners of said Emission Allowances as soon as possible. Within the number of days stated in Box 14 (ii) of such notiﬁcation, but not later than the termination of the Agreement, the Emission Allowances notified by the Managers shall be transferred by the Owners to the Managers (or the Managers' nominee).
(v)
Any diﬀerence between the Emission Allowances estimated according to subclause (b)(iv) above and the Emission Allowances actually due according to the Emission Scheme(s) applicable to the Vessel as at the time and date of termination of this Agreement, shall be reconciled and settled between the Parties within the number of days stated in Box 14(ii).
(vi)
The Parties may agree to financial security for the Owners' obligations under subclause (iii), (iv) and (v) above. In any event, the Owners shall provide the Managers (or the Managers' nominee) in a timely manner with the Emission Allowances required to fulﬁl their obligations under the applicable Emission Scheme(s).
(vii)
The Managers (or the Managers' nominee) shall surrender the Emission Allowances in accordance with the Emission Scheme(s) applicable to the Vessel, subject always to the Owners being/remaining responsible for providing such E~~e~~mission Allowances to the Managers (or the Managers' nominee).
(viii)
Any Emission Allowances or ﬁnancial security transferred by the Owners to the Managers (or the Managers' nominee) under this subclause (b) shall be held to the credit of the Owners separately until surrendered to the administering authority of the Emission Scheme(s) applicable to the Vessel.

(c)
[The Owners shall pay to the Managers the fee stated in Box 14(iii) in an area subject to an Emission Scheme applicable to the Vessel. If no amount is entered in Box 14(iii), such fee shall be assumed to be included in the annual management fee.]
(d)
If either Party fails to comply with any of its obligations under this Clause, the other Party shall be entitled to terminate this Agreement with immediate eﬀect by giving notice to the Party in default.

~~* The European Union Emission Trading System's Commission Implementing Regulation (EU) 2023/2599 of 22 November 2023 laying down rules for the application of Directive 2003/87/EC requires a signed document clearly indicating that the Managers have been duly mandated by the Owners for the Managers to assume responsibility under subclause (b)~~

(e)
All Emission Allowances collected by the Managers under Clause 6 (Commercial Management) shall be deposited into the account advised by the Owners in writing.

SECTION 4 – Insurance, Budgets, Income, Expenses and Fees

11
Insurance Policies

The Owners shall procure, whether by instructing the Managers under Clause 7 (Insurance Arrangements) or otherwise, that throughout the period of this Agreement:

(a)
at the Owners' expense, the Vessel is insured for not less than its sound market value or entered for its full gross tonnage, as the case may be, for:
(i)
hull and machinery marine risks (including but not limited to crew negligence) and excess liabilities;
(ii)
protection and indemnity risks (including but not limited to pollution risks, diversion expenses and, except to the extent insured separately by the Managers in accordance with subclause 5(b)(i), Crew Insurances);

NOTE: If the Managers are not providing crew management services under subclause 5(a) (Crew Management) or have agreed not to provide Crew Insurances separately in accordance with subclause 5(b)(i), then such insurances must be included in the protection and indemnity risks cover for the Vessel (see subclause 11(a)(ii) above).

(iii)
war risks (including but not limited to piracy, blocking and trapping, protection and indemnity, terrorism and crew risks); and
(iv)
such optional insurances as may be agreed (such as kidnap and ransom, war loss of hire and FD & D) (see Box 12).

Subclauses 11(a)(i) through 11(a)(iv) all in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with sound and reputable insurance companies, underwriters or associations ("the Owners' Insurances");

(b)
all premiums and calls on the Owners' Insurances are paid by their due date;

(c)
the Owners' Insurances name the Managers and, subject to underwriters' agreement, any third party designated by the Managers as a joint assured, with full cover. It is understood that in some cases, such as protection and indemnity, the normal terms for such cover may impose on the Managers and any such third party a liability in respect of premiums or calls arising in connection with the Owners' Insurances.

If obtainable at no additional cost, however, the Owners shall procure such insurances on terms such that neither the Managers nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Owners' Insurances. In any event, on termination of this Agreement in accordance with Clause 30 (Duration of the Agreement) and Clause 31 (Termination), the Owners shall procure that the Managers and any third party designated by the Managers as joint assured shall cease to be joint assured and, if reasonably achievable, that they shall be released from any and all liability for premiums and calls that may arise in relation to the period of this Agreement; and

(d)
written evidence is provided, to the reasonable satisfaction of the Managers, of the Owners' compliance with their obligations under this Clause 11 within a reasonable time of the commencement of the Agreement, and of each renewal date and, if specifically requested, of each payment date of the Owners' Insurances.
12
Owners' Receivables and Expenses
(a)
Except as provided in subclause 12(c) all monies collected by the Managers under the terms of this Agreement (other than monies payable by the Owners to the Managers) and any interest thereon shall be held to the credit of the Owners in the nominated bank account stated in Box 17.
(b)
All expenses incurred by the Managers under the terms of this Agreement on behalf of the Owners (including expenses as provided in subclause 13(c)) may be debited against the Owners in the account referred to under subclause 12(a) but shall in any event remain payable by the Owners to the Managers on demand.
(c)
All monies collected by the Managers under Clause 6 (Commercial Management) shall be paid into a bank account in the name of the Owners or as may be otherwise advised by the Owners in writing.
~~(d)~~
~~All emission allowances collected by the Managers under Clause 6 (Commercial Management) shall be deposited into the account advised by the Owners in writing.~~
13
Management Fees and Expenses
(a)
(i)
The Owners shall pay to the Managers a predelivery management fee as stated in Box 15(i) at the same time as the Owners pay the ﬁrst instalment of the annual management fee to the Managers according to subclause 13(a)(ii). If Box 15(i) is left blank, an amount equivalent to one twelfth (1/12th) of the annual management fee shall apply. The predelivery management fee shall be payable to the nominated bank account stated in Box 17.
(ii)
The Owners shall pay to the Managers an annual management fee as stated in Box 15(ii) for their services as Managers under this Agreement, which shall be payable in equal monthly instalments in advance, the ﬁrst instalment (pro rata if appropriate) being payable as from Delivery and subsequent instalments being payable at the beginning of every calendar month. The annual management fee shall be payable to the nominated bank account stated in Box 17.
(iii)
In the event Delivery of the Vessel does not take place for any reason other than default by the Managers, the predelivery management fee stated in Box 15(i) shall remain payable by the Owners to the Managers.
(b)
The annual management fee shall be subject to an annual ~~review~~ adjustment and the proposed fee shall be presented in the annual budget in accordance with subclause 14(a).
(c)
The Managers shall, at no extra cost to the Owners, provide their own oﬃce accommodation, oﬃce staﬀ, facilities and stationery. Without limiting the generality of this Clause 13 (Management Fees and Expenses) the Owners shall reimburse the Managers for postage and communication expenses, travelling expenses, and other out of pocket expenses properly incurred by the Managers in the performance of the Management Services.

Any days used by the Managers' personnel travelling to or from or attending on the Vessel or otherwise used in connection with the Management Services in excess of those agreed shall be charged in accordance with Box 16.

(d)
If the Owners decide to layup the Vessel and such layup lasts for more than the number of months stated in Box 18, an appropriate reduction of the annual management fee for the period exceeding such period until one (1) month before the Vessel is again put into service shall be mutually agreed between the Parties. If ~~the Managers are providing crew management services in accordance with subclause 5(a), consequential costs of reduction and reinstatement of the Crew shall be for the Owners' account. If~~ agreement cannot be reached then ~~either Party may terminate this Agreement in accordance with subclause 31(e)~~ such reduction shall be reasonably determined by the Manager.
(e)
Save as otherwise provided in this Agreement, all discounts and commissions obtained by the Managers in the course of the performance of the Management Services with respect to the Vessel shall be credited to the Owners, provided that any discounts relating to bulk or volume orders for goods or services used across multiple vessels managed or to be managed by the Managers may be retained by the Managers.
(f)
All payments of fees and any other payments due to the Managers under this Agreement shall be made without any set-oﬀ whatsoever and free and clear of any withholding or deduction for, or on account of, any present or future stamp or other taxes, levies, fees, charges, restrictions or conditions of any nature. If the Owners are required by any authority in any country to make any withholding or deduction from any such payment, the sum due from the Owners in respect of such payment will be increased to the extent necessary to ensure that, after the making of such withholding or deduction the Managers receive a net sum equal to the amount which they would have received had no such deduction or withholding been required to be made.
(g)
Any change of the nominated bank account stated in Box 17 shall only be made in accordance with a secure protocol agreed between the Parties in writing, which shall include a secondary veriﬁcation process. Under no circumstances shall any change of the nominated bank account be made by email alone.

14
Budgets and Management of Funds
(a)
The Managers' initial budget (including predelivery costs and expenses, as applicable) is set out in Annex "C" hereto. Subsequent budgets shall be for twelve (12) month periods and shall be prepared by the Managers and presented to the Owners not less than ~~three~~ two (~~3~~2) months before the end of the budget year.
(b)
The Owners shall state to the Managers in a timely manner, but in any event within one (1) month of presentation, whether or not they agree to each proposed annual budget. The Parties shall negotiate in good faith and if they fail to agree on the annual budget, including the annual management fee, either Party may terminate this Agreement in accordance with subclause 31(e).
(c)
Following the agreement of the budget, the Managers shall prepare and present to the Owners their estimate of the working capital requirement for the Vessel and shall each ~~month~~ quarter request the Owners in writing to pay the funds required to run the Vessel for the ensuing 3 months, including the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. Such funds shall be received by the Managers within ~~ten~~ thirty (~~10~~30) running days after the receipt by the Owners of the Managers' written request and shall be held to the credit of the Owners in the nominated bank account stated in Box 17.
(d)
Not later than the end of each calendar month, the Managers shall send to the Owners the actual operating costs of the vessel of the preceding calendar month. Managers shall upload in their system a complete statement of accounts of the actual operating costs of the vessel for the previous month and include: trial balances for said month; and supporting documentation for the actual operating costs. The Managers shall at all times maintain and keep true and correct accounts in respect of the Management Services in accordance with the relevant International Financial Reporting Standards or such other standard as the Parties may agree, including records of all costs and expenditure incurred, and produce a comparison between budgeted and actual income and expenditure of the Vessel in such form and at such intervals as shall be mutually agreed. Settlement of actual expenses to occur at least annually.

The Managers shall make such accounts available for inspection and auditing by the Owners and/or their representatives in the Managers' offices or by electronic means, provided reasonable notice is given by the Owners.

(e)
Notwithstanding anything contained herein, the Managers shall in no circumstances be required to use or commit their own funds to ﬁnance the provision of the Management Services.

SECTION 5 – Legal, General and Duration of Agreement

15
Trading Restrictions

If the Managers are providing crew management services in accordance with subclause 5(a) (Crew Management), the Owners and the Managers will, prior to the commencement of this Agreement, agree on any trading restrictions to the Vessel that may result from the terms and conditions of the Crew's employment and shall review such trading restrictions if warranted during the period of this Agreement.

16
Replacement

If the Managers are providing crew management services in accordance with subclause 5(a) (Crew Management), the Owners may require the replacement, at their own expense, at the next reasonable opportunity, of any member of the Crew found on reasonable grounds to be unsuitable for service. If the Managers have failed to fulfil their obligations in providing suitable qualified Crew within the meaning of subclause 5(a) (Crew Management), then such replacement shall be at the Managers' expense.

17
Managers' Right to Subcontract

~~The Managers shall not subcontract any of their obligations hereunder to any party other than their Affiliate without the prior written consent of the Owners which shall not be unreasonably withheld. In the event of a subcontract, the Managers shall remain fully liable for the due performance of the Management Services under this Agreement.~~ [As per Master Agreement]

18
Change of Control

[As per Master Agreement]

~~Each Party undertakes to provide the other at least fifteen (15) days' written notice of any proposed change of Control of such Party. The other Party shall be deemed to consent if it does not object in writing within fifteen (15) days of receipt of the written notice. If the other Party objects and agreement cannot be reached, then either Party may terminate this Agreement in accordance with subclause 31(f).~~

19
Responsibilities

[As per Master Agreement]

(a)
~~Force Majeure~~

~~Neither Party shall be liable for any failure to perform any of their obligations hereunder by reason of any of the following force majeure events provided they have made all reasonable efforts to avoid, minimize or prevent the effect of such event:~~

i.
~~acts of God;~~
ii.
~~any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;~~
iii.
~~riots, civil commotion, blockades or embargoes;~~
iv.
~~epidemics;~~
v.
~~earthquakes, landslides, floods or other extraordinary weather conditions;~~
vi.
~~fire, accident, explosion, except where caused by negligence of the party seeking to invoke force majeure;~~
vii.
~~government requisition;~~

viii.
~~strikes, lockouts or other industrial action, unless limited to the employees (which shall not in respect of NSM, include the crew) of the party seeking to invoke force majeure; or~~
ix.
~~any other similar cause beyond the reasonable control of either party.~~
(b)
~~Liability to Owners~~
~~(i)~~
~~Without prejudice to subclause 19(a), the Managers shall be under no liability whatsoever to the Owners for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Management Services UNLESS same is proved to have resulted solely from the negligence, gross negligence or wilful default of the Managers or their employees or agents, or subcontractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expense has resulted from the Managers' personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Managers' liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of US$3,000,000.~~
~~(ii)~~
~~Acts or omissions of the Crew - Notwithstanding anything that may appear to the contrary in this Agreement, the Managers shall not be liable for any acts or omissions of the Crew, even if such acts or omissions are negligent, grossly negligent or wilful..~~
(c)
~~Indemnity~~

~~Except to the extent and solely for the amount therein set out that the Managers would be liable under subclause 19(b), the Owners hereby undertake to keep the Managers (including their Aﬃliates) and their employees, agents and subcontractors indemniﬁed and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suﬀered by them arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, loss, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Managers may suﬀer or incur (either directly or indirectly) in the course of the performance of this Agreement.~~

~~Without prejudice to the general indemnity set out above, Owners hereby undertakes to indemnify Managers, their employees, agents and sub-contractors against all taxes, imposts and duties levied by any government as a result of the operations of Owners or the Vessel, whether or not such taxes, imposts and duties are levied on Owners, the Vessel or Managers. For the avoidance of doubt, such indemnity shall not apply to taxes imposed on amounts paid to Managers as consideration for the performance of Services under this Agreement. Owners shall pay all taxes, dues or fines imposed on the Vessels or Managers as a result of the operation of the Vessels.~~

(d)
~~"Himalaya"~~

~~It is hereby expressly agreed that no employee or agent of the Managers (including every Aﬃliate and subcontractor from time to time employed by the Managers) shall in any circumstances whatsoever be under any liability whatsoever to the Owners for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 19 (Responsibilities), every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Managers or to which the Managers are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Managers acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 19 (Responsibilities) the Managers are or shall be deemed to be acting as agent or trustee on behalf of and for the beneﬁt of all persons who are or might be their servants or agents from time to time (including Aﬃliates and subcontractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.~~

20
General Administration
(a)
The Managers shall keep the Owners and, if appropriate, the Company informed in a timely manner of any incident of which the Managers become aware which gives or may give rise to delay to the Vessel or claims or disputes involving third parties.
(e)
The Managers shall handle and settle all claims and disputes arising out of the Management Services hereunder, unless the Owners instruct the Managers otherwise. The Managers shall keep the Owners appropriately informed in a timely manner throughout the handling of such claims and disputes.
(f)
The Owners may request the Managers to bring or defend other actions, suits or proceedings related to the Management Services, on terms to be agreed.
(g)
The Managers shall have power to obtain appropriate legal or technical or other outside expert advice, in consultation with the Owners, in relation to the handling and settlement of claims in relation to subclauses 20(a) and 20(b) and disputes and any other matters aﬀecting the interests of the Owners in respect of the Vessel.
(h)
On giving reasonable notice, the Owners may request, and the Managers shall in a timely manner make available, all documentation, information and records in respect of the matters covered by this Agreement either related to mandatory rules or regulations or other obligations applying to the Owners in respect of the Vessel under this Agreement to the extent permitted by relevant legislation.

On giving reasonable notice, the Managers may request, and the Owners shall in a timely manner make available, all documentation, information and records reasonably required by the Managers to enable them to perform the Management Services.

(i)
The Owners shall arrange for the provision of any necessary guarantee bond or other security.
(j)
Any costs incurred by the Managers in carrying out their obligations according to this Clause 20 shall be reimbursed by the Owners.

21
Managers' Information System
(a)
The Managers will provide the Owners access to the Vessel's data through the Managers' digital information platform.
(k)
The Owners agree that the Managers have full and sole ownership of the Managers' digital information platform, including intellectual property rights and copyright under law, and that the Owners shall be granted access to it for the duration of the Agreement only and shall relinquish any interest in it thereafter.
22
Vessel's Information and Data

All accounts, documents and information, including electronic data, relating specifically to the Vessel and its operation ("Vessel Information") shall be the property of the Owners. Upon termination of this Agreement the Managers shall release the Vessel Information to the Owners, if so requested. The Vessel Information shall be provided to the Owners, originals where possible or otherwise certiﬁed copies, with electronic data in a mutually agreed form. The Managers may retain copies of the Vessel Information.

23
Inspection of Vessel

The Owners may at any time after giving reasonable notice to the Managers inspect the Vessel for any reason they consider necessary.

24
Compliance with Laws and Regulations

The Parties will not do or permit to be done anything which might cause any breach or infringement of the laws and regulations of the Flag State, or of the places where the Vessel trades.

25
MLC

For the purposes of this Clause:

"MLC" means the International Labour Organization (ILO) Maritime Labour Convention (MLC 2006) and any amendment thereto or substitution thereof.

"Shipowner" shall mean the party named as "shipowner" on the Maritime Labour Certiﬁcate for the Vessel.

(a)
Subject to Clause 3 (Authority of the Managers), the Managers shall, to the extent of their Management Services, assume the Shipowner's duties and responsibilities imposed by the MLC for the Vessel, on behalf of the Shipowner.
(b)
The Owners shall ensure compliance with the MLC in respect of any crew members supplied by them or on their behalf.
(c)
The Owners shall procure, whether by instructing the Managers under Clause 7 (Insurance Arrangements) or otherwise, insurance cover or financial security to satisfy the Shipowner's financial security obligations under the MLC.

26
Personal Data Protection

For the purposes of this Clause:

"Data Subject" means any identiﬁed or identiﬁable natural person, including Crew.

"Personal Data" means any information relating to any Data Subject connected with the Management Services.

"DPR" means any data protection regulations applicable to the Parties in relation to the Management Services, including the European Union General Data Protection Regulation (GDPR).

(a)
The Parties shall each ensure compliance with the DPR in respect of Personal Data, with particular regard to:
(i)
its collection and use;
(ii)
its safeguarding;
(iii)
any transfer to third parties;
(iv)
its retention; and
(v)
the protection of Data Subjects' rights.
(b)
The Parties shall have proper notiﬁcation and response procedures for any Personal Data breach.
(c)
The Parties agree to conduct or submit to audits or inspections in accordance with the DPR.
27
Cyber Security

For the purposes of this Clause:

"Cyber Security Incident" is the loss or unauthorised destruction, alteration, disclosure of, access to, or control of a Digital Environment. "Cyber Security" is technologies, processes, procedures and controls that are designed to protect Digital Environments from Cyber Security Incidents.

"Digital Environment" is information technology systems, operational technology systems, networks, internet-enabled applications or devices and the data contained within such systems.

(a)
Each Party shall:
(i)
implement appropriate Cyber Security measures and systems and otherwise use reasonable endeavours to maintain its Cyber Security;
(ii)
have in place appropriate plans and procedures to allow it to respond eﬃciently and eﬀectively to a Cyber Security Incident; and
(iii)
regularly review its Cyber Security arrangements to verify its application in practice and maintain and keep records evidencing the same.

(b)
Each Party shall use reasonable endeavours to ensure that any third party providing services on its behalf in connection with this Agreement complies with the terms of subclause (a)(i)-(iii).
(c)
If a Party becomes aware of a Cyber Security Incident which aﬀects or is likely to aﬀect either Party's Cyber Security, it shall promptly notify the other Party.
(i)
If the Cyber Security Incident is within the Digital Environment of one of the Parties, that Party shall:
~~(1)~~
promptly take all steps reasonably necessary to mitigate and/or resolve the Cyber Security Incident; and
~~(2)~~
as soon as reasonably practicable, but no later than ~~twelve~~ twenty four (~~12~~24) hours after the original notiﬁcation, provide the other Party with details of how it may be contacted and any information it may have which may assist the other Party in mitigating and/or preventing any eﬀects of the Cyber Security Incident.
(ii)
Each Party shall share with the other Party any information that subsequently becomes available to it which may assist the other Party in mitigating and/or preventing any eﬀects of the Cyber Security Incident.
28
Sanctions
(a)
For the purposes of this Clause:

"Sanctioned Activity" means any activity, service, carriage, trade or voyage subject to sanctions, prohibitions or restrictions imposed by a Sanctioning Authority.

"Sanctioning Authority" means the United Nations, European Union, United Kingdom, United States of America or any other applicable competent authority or government.

"Sanctioned Party" means any persons, entities, bodies, or vessels designated by a Sanctioning Authority.

(b)
On entering into and throughout the duration of this Agreement:
(i)
Owners and Managers warrant for themselves that they are not a Sanctioned Party and that any performance under this Agreement shall not constitute a Sanctioned Activity;
(ii)
Owners warrant that the Vessel is not a Sanctioned Party and will not be used for any Sanctioned Activity;
(iii)
Managers warrant that they will not subcontract any of their duties or obligations under this Agreement to any Sanctioned Party.
(c)
If at any time during the performance of this Agreement either Party becomes aware that the other Party is in breach of any warranty given under subclause 28(b), the Party not in breach may terminate this Agreement with immediate eﬀect by giving notice to the Party in breach.

(d)
Notwithstanding anything in this Clause to the contrary, neither Owners nor Managers shall be required to do anything which constitutes a Sanctioned Activity.
(e)
Notwithstanding any other provision in this Agreement, Owners and Managers shall be liable to indemnify the other Party against any and all claims, losses, damages, costs and ﬁnes whatsoever suﬀered by the other Party resulting from any breach of the warranties given under subclause 28(b).
29
Anti-Corruption
(a)
The Parties agree that in connection with the performance of this Agreement they shall each comply at all times with all applicable anti- corruption legislation.
(b)
Notwithstanding any other provision in this Agreement, if either Party fails to comply with any applicable anti-corruption legislation:
(i)
it shall defend and indemnify the other Party against any and all claims, losses, damages, costs and ﬁnes whatsoever suﬀered by the other Party resulting from such breach; and
(ii)
if such breach causes the non-breaching Party to be in breach of any applicable anti-corruption legislation, the non-breaching Party shall be entitled to terminate this Agreement and/or claim losses, damages and costs resulting from the breach.
30
Duration of the Agreement

[As per Master Agreement]

~~(a)~~
~~This Agreement shall come into eﬀect at the date stated in Box 2 and shall continue until terminated by either Party by giving notice to the other; in which event this Agreement shall terminate upon the expiration of the later of the number of months stated in Box 19 or a period of two (2) months from the date on which such notice is received, unless terminated earlier in accordance with Clause 31 (Termination).~~
~~(b)~~
~~Notice under Clause 30(a) be used by Owners to give advance notice of one of the matters within their control that leads to an Extraordinary Termination event under Clause 31(c). Neither Owners or Managers may serve notices under Clause 30(a) to terminate for any other reason.~~
~~(c)~~
~~Where the Vessel is not at a mutually convenient port or place on the expiry of such period, this Agreement shall terminate on the subsequent arrival of the Vessel at the next mutually convenient port or place.~~
31
Termination
~~(a)~~
~~Owners' or Managers' default~~

~~If either Party fails to meet their obligations under this Agreement, the other Party may give notice to the Party in default requiring them to remedy it. In the event that the Party in default fails to remedy it within a reasonable time to the reasonable satisfaction of the other Party, that Party shall be entitled to terminate this Agreement with immediate eﬀect by giving notice to the Party in default.~~

~~(b)~~
~~Notwithstanding subclause 31(a):~~
~~(i)~~
~~The Managers shall be entitled to terminate the Agreement with immediate eﬀect by giving notice to the Owners if any monies payable by the Owners and/or the owners of any associated vessel, details of which are listed in Annex "D", shall not have been received in the Managers' nominated account within ten (10) days of receipt by the Owners of the Managers' written request, or if the Vessel is repossessed.~~
~~(ii)~~
~~If the Owners proceed with the employment of or continue to employ the Vessel in the carriage of contraband, blockade running, or in an unlawful trade, or on a voyage which in the reasonable opinion of the Managers is unduly hazardous or improper, the Managers may give notice of the default to the Owners, requiring them to remedy it as soon as practically possible. In the event that the Owners fail to remedy it within a reasonable time to the satisfaction of the Managers, the Managers shall be entitled to terminate the Agreement with immediate eﬀect by notice.~~
~~(iii)~~
~~If either Party fails to meet their respective obligations under subclause 5(b) (Crew Insurances) and Clause 11 (Insurance Policies), the other Party may give notice to the Party in default requiring them to remedy it immediately, failing which the other Party may terminate this Agreement with immediate eﬀect by giving notice to the Party in default.~~
(c)
Extraordinary Termination

This Agreement shall be deemed to be terminated in the case of the sale of the Vessel or, if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned or has been declared missing or, if bareboat chartered, unless otherwise agreed, when the bareboat charter comes to an end.

(d)
For the purpose of subclause 31(c) hereof:
(i)
the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Vessel's owners cease to be the registered owners of the Vessel;
(ii)
the Vessel shall be deemed to be lost either when it has become an actual total loss or agreement has been reached with the Vessel's underwriters in respect of its constructive total loss or if such agreement with the Vessel's underwriters is not reached it is adjudged by a competent court or tribunal that a constructive loss of the Vessel has occurred; and
(iii)
the date upon which the Vessel is to be treated as declared missing shall be ten (10) days after the Vessel was last reported or when the Vessel is recorded as missing by the Vessel's underwriters, whichever occurs ﬁrst. A missing vessel shall be deemed lost in accordance with the provisions of subclause 31(d)(ii).
~~(e)~~
~~In the event the Parties fail to agree the annual budget in accordance with subclause 14(b), or to agree to a reduction in the annual management fee in accordance with subclause 13(d), either Party may terminate this Agreement by giving the other Party not less than one (1) month's notice, the result of which will be the expiry of the Agreement at the end of the current budget period or on expiry~~

~~of the notice period, whichever is the later.~~ The Managers may terminate this Agreement with immediate effect if the Master Agreement has been terminated.
~~(f)~~
~~In the event the Parties fail to agree a change of flag in accordance with subclause 9(d)(d)(ii), or to a change of Control in accordance with Clause 18, either Party may terminate this Agreement by giving the other Party not less than one (1) month's notice, the result of which will be the termination of the Agreement upon the change of flag or change of Control or on expiry of the notice period, whichever is the earlier.~~
~~(g)~~
~~This Agreement shall terminate forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either Party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver or administrator is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.~~
(h)
In the event of the termination of this Agreement for any reason other than default by the Managers the annual management fee payable to the Managers according to the provisions of Clause 13 (Management Fees and Expenses), shall continue to be payable for a further period of the number of months stated in Box 20 as from the eﬀective date of termination. If Box 20 is left blank then ninety (90) days shall apply.
(i)
In addition, where the Managers provide Crew for the Vessel in accordance with subclause 5(a) (Crew Management), the Owners shall pay any Severance Costs which may be incurred, not exceeding the amount stated in Box 21. The Managers shall use their reasonable endeavours to minimise such Severance Costs.
(j)
The termination of this Agreement shall be without prejudice to all rights accrued due between the Parties prior to the date of termination.
32
~~BIMCO~~ Law and Arbitration Clause ~~2020~~

[As per Master Agreement]

~~The Parties have been given a choice of law and arbitration alternatives in Part I and this is the clause that shall apply.~~

~~(a)~~
~~This contract shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this contract shall be referred exclusively to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modiﬁcation or re-enactment thereof save to the extent necessary to give eﬀect to the provisions of this clause. The seat of arbitration shall be London even where any hearing takes place in another jurisdiction.~~
~~(b)~~
~~The reference shall be to three (3) arbitrators.~~
~~(c)~~
~~The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms.~~
~~(d)~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of USD 100,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure. In cases where the claim or any counterclaim exceeds the sum agreed for the LMAA~~

~~Small Claims Procedure and neither the claim nor any counterclaim exceeds the sum of USD 400,000 (or such other sum as the parties may agree) the parties may agree that the arbitration shall be conducted in accordance with the LMAA Intermediate Claims Procedure.~~
~~(e)~~
~~The terms, procedures and rules referred to in subclauses (c)and (d) above shall be those current at the time when the arbitration proceedings are commenced.~~
~~(f)~~
~~Any and all notices and communications in relation to any arbitration proceedings under this Clause, including commencement notices and appointment of arbitrators, shall be treated as eﬀectively served from the date and time the e-mail was sent if sent by e-mail to the e- mail address of the Owners stated in Box 23 and of the Managers stated in Box 24, respectively.~~

~~Either Party shall be entitled to change and/or add to the e-mail addresses by sending notice of change to the other Party at the address in Box 23 and Box 24 respectively (or, if previously amended by notice, the relevant amended addresses).~~

~~Nothing in this clause shall prevent any notice and communication in relation to any arbitration proceedings in connection with this contract being served by other eﬀective means.~~

33
~~BIMCO Mediation/Alternative Dispute Resolution Clause 2021~~
~~(a)~~
~~In the event of a dispute or diﬀerence arising under, out of or in connection with this Agreement either Party may at any time, either prior or subsequent to the commencement of any proceedings, invite the other to participate in an alternative dispute resolution (ADR) procedure including (but not limited to) mediation, early neutral evaluation and/or early intervention by written notice to the other Party.~~
~~(b)~~
~~The other Party shall within fourteen (14) calendar days of receipt of such notice reply in writing either agreeing to participate or declining to participate, giving reasons for declining.~~
~~(c)~~
~~If the Parties agree to participate in an ADR procedure, they shall both take such steps as are necessary to progress the ADR procedure in good faith and without undue delay.~~
~~(d)~~
~~The Parties' participation in the ADR procedure shall not aﬀect the rights of either Party to seek such relief or take such steps as it considers necessary to protect its interests.~~
~~(e)~~
~~Subject to subclause (g), the ADR procedure shall be without prejudice and conﬁdential and no information or documents disclosed during it shall be revealed to any Tribunal and/or Court in any subsequent or on-going proceedings except to the extent that they are disclosable under the law and procedure governing the relevant proceedings.~~
~~(f)~~
~~Unless otherwise agreed, each Party shall bear its own costs incurred in the ADR procedure and the Parties shall share equally any third party costs and expenses.~~

~~(g)~~
~~If the other Party does not agree to participate in any ADR procedure under this Clause, that fact may be brought to the attention of the competent Tribunal and/or Court and may be taken into account by such Tribunal and/or Court when allocating the costs of the proceedings as between the Parties.~~

~~(Note: The Parties should be aware that the ADR process may not interrupt time limits.)~~

34
Notices

[As per Master Agreement]

~~(a)~~
~~All notices given by either Party or their agents to the other Party or their agents in accordance with the provisions of this Agreement shall be in writing and shall, unless speciﬁcally provided in this Agreement to the contrary, be sent to the address for that other Party as set out in Boxes 25 and 26 or as appropriate or to such other address as the other Party may designate in writing.~~

~~A notice may be sent by registered or recorded mail, courier, email or delivered by hand in accordance with this subclause 32(a).~~

~~(b)~~
~~Any notice given under this Agreement shall take eﬀect on receipt by the other Party and shall be deemed to have been received:~~
~~(i)~~
~~if sent by registered or recorded mail, on the seventh (7th) day after posting;~~
~~(ii)~~
~~if sent by email, on the day of transmission; and~~
~~(iii)~~
~~if delivered by courier or by hand, on the day of delivery.~~

~~And in each case proof of posting, couriering, handing in or transmission shall be proof that notice has been given, unless proven to the contrary.~~

35
Entire Agreement

This Agreement and the Master Agreement constitute~~s~~ the entire agreement between the Parties and no promise, undertaking, representation, warranty or statement by either Party prior to the date stated in Box 1 shall aﬀect this Agreement. Any modiﬁcation of this Agreement shall not be of any eﬀect unless in writing signed by or on behalf of the Parties.

36
Third Party Rights

Except to the extent ~~provided in subclauses 19(c) (Indemnity) and 19(d) (Himalaya) or~~ otherwise expressly provided to the contrary in this Agreement, no third parties may enforce any term of this Agreement.

37
Partial Validity

If any provision of this Agreement is or becomes or is held by any arbitrator or other competent body to be illegal, invalid or unenforceable in any respect under any law or jurisdiction, the provision shall be deemed to be amended to the extent necessary to avoid such illegality, invalidity or unenforceability, or, if such amendment is not possible, the provision shall be deemed to be deleted from this Agreement to the extent of such illegality, invalidity or unenforceability, and the remaining provisions shall continue in full force and eﬀect and shall not in any way be aﬀected or impaired thereby.

38
Waiver

A waiver of any breach or provision of this Agreement shall only be eﬀective if it is made in writing and signed by an authorised signatory of the Party who is waiving such breach or provision. Any waiver of a breach of any term of this Agreement shall not be deemed a waiver of any subsequent breach and shall not aﬀect the enforceability of any other term of this Agreement.

39
Warranty of Authority

The Owners and the Managers each warrant and represent that the person whose signature appears in Part I hereto is its representative and is duly authorised to execute this Agreement as a binding commitment of such Party.

40
Conﬁdentiality

[As per Master Agreement]

~~(a)~~
~~This Agreement and all information or data provided or obtained in connection with the performance of this Agreement is and shall remain conﬁdential and not be disclosed without the prior written consent of the other Party, provided however that each Party may disclose conﬁdential information to its Aﬃliates, employees, agents, subcontractors and/or professional advisors for the performance of this Agreement or for legal or compliance purposes.~~
~~(b)~~
~~The Parties shall use their best eﬀorts to ensure that such information shall not be disclosed to any third party by any of their Aﬃliates, employees, agents, subcontractors and/or professional advisors.~~
~~(c)~~
~~This Clause shall not apply to any information or data that has already been published or is in the public domain.~~
~~(d)~~
~~All information and data provided by a Party is and shall remain the property of that Party.~~
41
~~BIMCO Electronic Signature Clause 2021~~[Not used]
~~(a)~~
~~For the purpose of this Clause "Electronic Signature" shall mean data in electronic form which is attached to or logically associated with other data in electronic form and which is used by a signatory to sign and includes, without limitation, typing a name into a contract, inserting a signature (in the form of an image) into a contract or using a web-based electronic signature platform to generate an electronic representation of a handwritten signature or a digital signature using public key encryption technology.~~
~~(b)~~
~~The Parties agree that this Agreement, and any documents to be signed in connection herewith, may be electronically signed and the use by a Party of an Electronic Signature shall, for the purposes of validity, enforceability and admissibility, be conclusive evidence of that Party's intention to be legally bound as if such signature had been written by hand.~~

~~(c)~~
~~In the event that an Electronic Signature is, for any reason whatsoever, not recognised by any relevant person, entity or authority in any applicable jurisdiction, each Party undertakes, upon request, to promptly provide a handwritten signature on any relevant document.~~
~~(d)~~
~~This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement. A counterpart bearing an Electronic Signature shall satisfy the requirements of this Clause.~~
42
Interpretation

In this Agreement:

(a)
Singular/Plural

The singular includes the plural and vice versa as the context admits or requires.

(b)
Headings

The index and headings to the clauses and appendices to this Agreement are for convenience only and shall not aﬀect its construction or interpretation.

(c)
Day

"Day" means a calendar day unless expressly stated to the contrary.

ANNEX A

ANNEX "A" (DETAILS OF VESSEL OR VESSELS)

TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: SHIPMAN 2024

Date of Agreement: [Relevant details to be inserted]

Name of Vessel(s): [Relevant details to be inserted]

Particulars of Vessel(s): [Relevant details to be inserted]

ANNEX B

ANNEX "B" (DETAILS OF CREW)

TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: SHIPMAN 2024

Date of Agreement: [Relevant details to be inserted]

Details of Crew: [Relevant details to be inserted]

Numbers	Rank	Nationality

ANNEX C

ANNEX "C" (BUDGET)

TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: SHIPMAN 2024

Date of Agreement: [Relevant details to be inserted]

Managers' initial budget with eﬀect from the commencement date of this Agreement (see Box 2): [Relevant details to be inserted]

ANNEX D

ANNEX "D" (ASSOCIATED VESSELS)

~~TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT~~

~~CODE NAME: SHIPMAN 2024~~

~~NOTE: PARTIES SHOULD BE AWARE THAT BY COMPLETING THIS ANNEX "D" THEY WILL BE SUBJECT TO THE PROVISIONS OF SUBCLAUSE 31(b)(i) OF THIS AGREEMENT.~~

~~Date of Agreement:~~

~~Details of Associated Vessels:~~

All Vessels (as defined in the Master Agreement) from time to time.

ANNEX E

ANNEX "E" (FEE SCHEDULE)

TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: SHIPMAN 2024

[As per Master Agreement]

SCHEDULE C– Form of Commercial management Agreement

SHIPMAN 2024

STANDARD SHIP MANAGEMENT AGREEMENT

PART I

Vessel's name and IMO number (Annex A): [Relevant details to be inserted]

1.
Place and date of Agreement (Cl. 35): Piraeus on [Date]
2.
Date of commencement of Agreement (Cls. 2 and 30): [Relevant details to be inserted]
3.
Owners (name, place of registered oﬃce and law of registry) (Cl. 1)
(i)
Name: [Relevant details to be inserted]
(ii)
Place of registered oﬃce: [Relevant details to be inserted]
(iii)
Law of registry: [Relevant details to be inserted]
4.
Managers (name, place of registered oﬃce and law of registry) (Cl. 1)
(i)
Name: [Relevant details to be inserted]
(ii)
Place of registered oﬃce: [Relevant details to be inserted]
(iii)
Law of registry: [Relevant details to be inserted]
5.
The Company (with reference to the ISM/ISPS Codes) (state name and IMO Unique Company Identiﬁcation number. If the Company is a third party then also state registered office and principal place of business) (Cls. 1 and 9(c)(i))
(i)
Name: [Relevant details to be inserted]
(ii)
IMO Unique Company Identiﬁcation number: [Relevant details to be inserted]
(iii)
Place of registered oﬃce: [Relevant details to be inserted]
(iv)
Principal place of business: [Relevant details to be inserted]
6.
Technical Management (state "yes" or "no" as agreed) (Cl. 4): No
7.
Crew Management (state "yes" or "no" as agreed) (Cl. 5(a)): No
8.
Commercial Management (state "yes" or "no" as agreed) (Cl. 6): Yes

9.
Chartering Services period (only to be ﬁlled in if "yes" stated in Box 8) (Cl. 6(a)): [No limit other than as advised by Owners]
10.
Crew Insurance arrangements (state "yes" or "no" as agreed)
(i)
Crew Insurances* (Cl. 5(b)): N/A
(ii)
Insurance for persons proceeding to sea onboard (Cl. 5(b)(i)): N/A

*only to apply if Crew Management (Cl. 5(a)) agreed (see Box 7)

11.
Insurance arrangements (state "yes" or "no" as agreed) (Cl. 7): Yes
12.
Optional insurances (state optional insurance(s) as agreed, such as kidnap and ransom, loss of hire and FD & D) (Cl. 11(a)(iv)): Any insurances as the Managers may consider appropriate from time to time
13.
Interest (state rate of interest to apply after due date to outstanding sums) (Cl. 9(a)): Accruing daily at a rate per annum equal to SOFR plus five percent (5%)
14.
Emission Trading Scheme Allowances (Cl. 10)
(i)
Subclause (a)(iii) to apply (state "yes" or "no" as agreed): Yes
(ii)
Subclause (b)(iii), (b)(iv) and (b)(v) (state number of days to apply): 14 days, however Managers may at any time instead purchase allowances on the market and charge the cost of this to Owners
(iii)
Subclause (c) (state fee, if not included in annual management fee): Owners are jointly and severally liable with the owners of the Associated Vessels (see Annex D) for a yearly fee of [as per Master Agreement]
15.
Management fees (state amounts) (Cl. 13(a))
(i)
Predelivery management fee: 1/12th of the annual management fee
(ii)
Annual management fee: [As per the Master Agreement]
16.
Attendance fee (state amount and number of days) (Cl. 13(c))
(i)
Daily rate: As per the Master Agreement
(ii)
For attendance in excess of number of days per year pro rata: [As per the Master Agreement]
17.
Nominated bank account (Cl. 13(a)): Bank account in the name of the Managers or as may be instructed by the Managers in writing
18.
Lay-up period / number of months (Cl. 13(d)): 2 months
19.
Minimum contract period (state number of months) (Cl. 30(a)): Two months
20.
Management fee on termination (state number of months to apply) (Cl. 31(h)): Blank
21.
Severance Costs (state maximum amount) (Cl. 31(i)): N/A

22.
Law & arbitration: ~~(~~(a) English law/London arbitration~~, (b) US law/New York arbitration, (c) English law/Singapore arbitration, (d) Singapore law/Singapore arbitration, (e) Hong Kong law/Hong Kong arbitration, (f) English law/Hong Kong arbitration, (g) Other. Choose law and arbitration venue. If alternative (g)(Other) is chosen, Clause 32 must be appropriately ﬁlled in or replaced, failing which alternative (a)(English law/London arbitration) shall apply).~~
23.
Email address for receipt of arbitration notices and communications on behalf of Owners (Cl. 32): [Relevant details to be inserted]
24.
Email address for receipt of arbitration notices and communications on behalf of Managers (Cl. 32): [Relevant details to be inserted]
25.
Notices (state full style contact details for serving notice to the Owners) (Cl. 34): [Relevant details to be inserted]
26.
Notices (state full style contact details for serving notice to the Managers) (Cl. 34): [Relevant details to be inserted]

It is mutually agreed between the Party stated in Box 3 and the Party stated in Box 4 that this Agreement consisting of PART l and PART ll as well as Annexes "A" (Details of Vessel or Vessels), "B" (Details of Crew), "C" ( Budget), "D" ( Associated Vessels) and "E" ( Fee Schedule) attached hereto, shall be performed subject to the conditions contained herein. In the event of a conflict of conditions, the provisions of PART l and "A", "B", "C", "D" and "E" shall prevail over those of PART ll to the extent of such conflict but no further.

The Party responsible for issuing the ﬁnal execution version of this Agreement warrants that it is an Authentic BIMCO Template procured from a properly authorised source and that all modifications to it are clearly visible. "Authentic BIMCO Template" means a BIMCO-approved standard contract in an editable electronic format.

Signature(s) (Owners)	Signature(s) (Managers)

Name:	Name:
Position:	Position:

PART II

SECTION 1 – Basis of the Agreement

1
Definitions

In this Agreement save where the context otherwise requires, the following words and expressions shall have the meanings hereby assigned to them:

"Affiliates" ~~means a company, partnership, or other legal entity which controls, is controlled by, or is under common control with, a Party. For the purposes of this definition, "control" means the ability, directly or indirectly, to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise (and "controls" and "controlled" shall be interpreted accordingly)~~shall mean: for each Party, any person and/or entity which, directly, or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified party, where "control" means the possession, directly or indirectly of the ownership of voting securities in excess of 50%.

"Company" (with reference to the ISM Code and the ISPS Code) means the organisation identiﬁed in Box 5 or any replacement organisation appointed by the Owners from time to time (see subclause~~s~~ 9(b)(i) ~~or 9(c)(ii), whichever is applicable~~).

~~"Control" means the direct or indirect ownership of fifty per cent (50%) or more of the issued share capital or any kind of voting rights in a company, partnership, or legal entity, and "controls", "controlled" and "under common control" shall be construed accordingly.~~

"Crew" means the personnel of the numbers, rank and nationality speciﬁed in Annex "B" hereto.

"Crew Insurances" means insurance of liabilities in respect of crew risks which shall include but not be limited to death, permanent disability, sickness, injury, repatriation and loss of personal effects (see subclause 5(b) (Crew Insurances) and Clause 7 (Insurance Arrangements) and Clause 11 (Insurance Policies) and Boxes 10 and 11).

"Delivery" means the date on which the Company identiﬁed in Box 5 becomes responsible for the Vessel under the ISM and ISPS Codes.

"Flag State" means the State whose flag the Vessel is flying.

"ISM Code" means the International Management Code for the Safe Operation of Ships and for Pollution Prevention and any amendment thereto or substitution therefor.

"ISPS Code" means the International Code for the Security of Ships and Port Facilities and the relevant amendments to Chapter XI of SOLAS and any amendment thereto or substitution therefor.

"Managers" means the party identiﬁed in Box 4.

"Management Services" means the services specified in SECTION 2 - Services (Clauses 4 through 7) as indicated affirmatively in Boxes 6 through 8, 10 and 11, SECTION 3 -

Obligations (Clause 10) as indicated in Box 14, and all other functions performed by the Managers under the terms of this Agreement, including Predelivery Services.

"Master Agreement" means the agreement entitled Master Agreement entered into between Navios Maritime Partners L.P. and Navios Shipmanagement Inc. on [●] 2024.

"Owners" means the party identiﬁed in Box 3.

"Parties" means the Owners and the Managers and each individually a "Party".

"Person" means any individual, firm, corporation, stock company, limited liability company, trust, partnership, limited liability partnership, association, joint venture or business, whether or not having legal personality.

"Predelivery Services" means the services performed by the Managers for and in respect of the Vessel prior to Delivery.

~~"Severance Costs" means the costs which are legally required to be paid to the Crew as a result of the early termination of any seafarer employment agreement for service on the Vessel.~~

"SMS" means the Safety Management System (as deﬁned by the ISM Code).

"STCW" means the International Convention on Standards of Training, Certiﬁcation and Watchkeeping for Seafarers, 1978, as amended in 1995 and 2010 and any amendment thereto or substitution therefor.

"Vessel" means the vessel or vessels details of which are set out in Annex "A" attached hereto.

2
Commencement and Appointment

With effect from the date stated in Box 2 for the commencement of the Agreement and continuing unless and until terminated as provided herein, the Owners hereby appoint the Managers and the Managers hereby agree to act as the Managers of the Vessel in respect of the Management Services.

3
Authority of the Managers

Subject to the terms and conditions herein provided, during the period of this Agreement the Managers shall carry out the Management Services in respect of the Vessel as agents for and on behalf of the Owners. The Managers shall have authority to take such actions as they may from time to time in their absolute discretion consider to be necessary to enable them to perform the Management Services in accordance with sound ship management practice, including but not limited to compliance with all applicable rules and regulations.

SECTION 2 – Services

4
Technical Management

(only applicable if agreed according to Box 6).

~~The Managers shall provide technical management which includes, but is not limited to, the following services:~~

~~(a)~~
~~ensuring that the Vessel complies with the requirements of the law of the Flag State;~~
~~(b)~~
~~ensuring compliance with the ISM Code;~~
~~(c)~~
~~ensuring compliance with the ISPS Code;~~
~~(d)~~
~~operating a drug and alcohol policy as agreed with the Owners;~~
~~(e)~~
~~providing competent personnel to supervise the maintenance and general efficiency of the Vessel;~~
~~(f)~~
~~arranging and supervising dry dockings, repairs, alterations and the maintenance of the Vessel to the standards agreed with the Owners provided that the Managers shall be entitled to incur the necessary expenditure to ensure that the Vessel will comply with all requirements and recommendations of the classiﬁcation society, and with the law of the Flag State and of the places where the Vessel is required to trade;~~
~~(g)~~
~~arranging the supply of necessary stores, spares and lubricating oil;~~
~~(h)~~
~~appointing surveyors and technical consultants as the Managers may consider from time to time to be necessary;~~
~~(i)~~
~~arranging for the sampling and testing of fuels, as applicable; and~~
~~(j)~~
~~in accordance with the Owners' instructions, supervising the sale and physical delivery of the Vessel under the sale agreement. However, services under this subclause 4(j) shall not include negotiation of the sale agreement or transfer of ownership of the Vessel.~~
5
Crew Management and Crew Insurances
(a)
Crew Management

(only applicable if agreed according to Box 7)

~~The Managers shall provide suitably qualiﬁed Crew who shall comply with the requirements of STCW. The provision of such crew management services includes, but is not limited to, the following services:~~

~~(i)~~
~~selecting, engaging and providing for the administration of the Crew, including, as applicable, payroll arrangements, pension arrangements, tax, social security contributions and other mandatory dues related to their employment payable in each Crew member's country of domicile;~~
~~(ii)~~
~~ensuring that the applicable requirements of the law of the Flag State in respect of rank, qualiﬁcation and certiﬁcation of the Crew and employment regulations, such as Crew's tax and social insurance, are satisfied;~~

~~(iii)~~
~~ensuring that all Crew have passed a medical examination with a qualiﬁed doctor certifying that they are ﬁt for the duties for which they are engaged and are in possession of valid medical certiﬁcates issued in accordance with appropriate Flag State requirements or such higher standard of medical examination as may be agreed with the Owners. In the absence of applicable Flag State requirements the medical certiﬁcate shall be valid at the time when the respective Crew member arrives on board the Vessel and shall be maintained for the duration of the service on board the Vessel;~~
~~(iv)~~
~~ensuring that the Crew shall have a common working language and a command of the English language of a suﬃcient standard to enable them to perform their duties safely;~~
~~(v)~~
~~arranging transportation of the Crew, including repatriation;~~
~~(vi)~~
~~arranging the supply of provisions unless provided by the Owners;~~
~~(vii)~~
~~training of the Crew;~~
~~(viii)~~
~~conducting union negotiations; and~~
~~(ix)~~
~~if the Managers are the Company, ensuring that the Crew, on joining the Vessel, are given proper familiarisation with their duties in relation to the Vessel's SMS and that instructions which are essential to the SMS are identiﬁed, documented and given to the Crew prior to sailing.~~
~~(x)~~
~~if the Managers are not the Company:~~
~~(3)~~
~~ensuring that the Crew, before joining the Vessel, are given proper familiarisation with their duties in relation to the ISM Code; and~~
~~(4)~~
~~instructing the Crew to obey all reasonable orders of the Company in connection with the operation of the SMS.~~
~~(xi)~~
~~Where Managers are not providing technical management services in accordance with Clause 4 (Technical Management):~~
~~(5)~~
~~ensuring that no person connected to the provision and the performance of the crew management services shall proceed to sea on board the Vessel without the prior consent of the Owners (such consent not to be unreasonably withheld); and~~
~~(6)~~
~~ensuring that in the event that the Owners' drug and alcohol policy requires measures to be taken prior to the Crew joining the Vessel, implementing such measures;~~

(b) Crew Insurances

(only applicable if subclause 5(a) applies and if agreed according to Box 10)

~~The Managers shall throughout the period of this Agreement provide the following services:~~

~~i.~~
~~arranging Crew Insurances in accordance with the best practice of prudent managers of vessels of a similar type to the Vessel, with sound and reputable insurance companies, underwriters or associations. Insurances for any other persons proceeding to sea onboard the Vessel may be separately agreed by the Owners and the Managers (see Box 10);~~
~~ii.~~
~~ensuring that the Owners are aware of the terms, conditions, exceptions and limits of liability of the insurances in subclause 5(b)(i);~~
~~iii.~~
~~ensuring that all premiums or calls in respect of the insurances in subclause 5(b)(i) are paid by their due date;~~
~~iv.~~
~~if obtainable at no additional cost, ensuring that insurances in subclause 5(b)(i) name the Owners as a joint assured with full cover and, unless otherwise agreed, on terms such that Owners shall be under no liability in respect of premiums or calls arising in connection with such insurances.~~
~~v.~~
~~providing written evidence, to the reasonable satisfaction of the Owners, of the Managers' compliance with their obligations under subclauses 5(b)(ii), and 5(b)(iii) within a reasonable time of the commencement of this Agreement, and of each renewal date and, if speciﬁcally requested, of each payment date of the insurances in subclause 5(b)(i).~~
6
Commercial Management

(only applicable if agreed according to Box 8).

The Managers shall provide the following services for the Vessel in accordance with the Owners' instructions, which shall include but not be limited to:

(a)
seeking and negotiating employment for the Vessel and the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of the Vessel. If such a contract exceeds the period stated in Box 9, consent thereto in writing shall ﬁrst be obtained from the Owners;
(b)
arranging for the provision of fuels of the quality speciﬁed by the Owners as required for the Vessel's trade;
(c)
voyage estimating and accounting and calculation of hire, freights, demurrage and/or despatch monies due from or due to the charterers of the Vessel; assisting in the collection of any sums or emission allowances due to the Owners related to the commercial operation of the Vessel in accordance with Clause 12 (Owners' Receivables and Expenses);

If any of the services under subclauses 6(a), 6(b) and 6(c) are to be excluded from the annual management fee, remuneration for these services must be stated in Annex E (Fee Schedule). See subclause 13(e).

(d)
issuing voyage instructions;
(e)
appointing agents;

(f)
appointing stevedores; and
(g)
arranging surveys associated with the commercial operation of the Vessel.
7
Insurance Arrangements

(only applicable if agreed according to Box 11).

The Managers shall arrange insurances in accordance with Clause 11 (Insurance Policies), on such terms as the Owners shall have instructed or agreed, in particular regarding conditions, insured values, deductibles, franchises and limits of liability.

SECTION 3 – Obligations

8
Managers' Obligations
(a)
The Managers undertake to use their ~~best~~ reasonable endeavours to provide the Management Services as agents for and on behalf of the Owners in accordance with sound ship management practice and to protect and promote the interests of the Owners in all matters relating to the provision of services hereunder.

Provided, however, that in the performance of their management responsibilities under this Agreement, the Managers shall be entitled to have regard to their overall responsibility in relation to all vessels as may from time to time be entrusted to their management and in particular, but without prejudice to the generality of the foregoing, the Managers shall be entitled to allocate available personnel and resources in such manner as in the prevailing circumstances the Managers in their absolute discretion consider to be fair and reasonable.

~~(b)~~
~~Where the Managers are providing technical management services in accordance with Clause 4 (Technical Management), they shall procure that the requirements of the Flag State are satisﬁed and they (or their nominee) shall agree to be appointed as the Company, assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code and the ISPS Code, if applicable.~~
9
Owners' Obligations
(a)
The Owners shall pay all sums due to the Managers punctually in accordance with the terms of this Agreement. In the event of payment after the due date of any outstanding sums the Manager shall be entitled to charge interest at the rate stated in Box 13.
(b)
Where the Managers are providing technical management services in accordance with Clause 4 (Technical Management), the Owners shall:
(i)
report (or where the Owners are not the registered owners of the Vessel procure that the registered owners report) to the Flag State administration the details of the Company responsible for compliance with the ISM and ISPS Codes;
(ii)
procure that any oﬃcers and ratings supplied by them or on their behalf comply with the requirements of STCW; and

(iii)
instruct such oﬃcers and ratings to obey all reasonable orders of the Managers (in their capacity as the Company) in connection with the operation of the Managers' safety management system.
(c)
Where the Managers are not providing technical management services in accordance with Clause 4 (Technical Management), the Owners shall:
(i)
procure that the requirements of the Flag State are satisﬁed and notify the Managers upon execution of this Agreement of the name and contact details of the organisation that will be the Company by completing Box 5;
(ii)
if the Company changes at any time during this Agreement, notify the Managers in a timely manner of the name and contact details of the new organisation;
(iii)
procure that the details of the Company, including any change thereof, are reported to the Flag State administration as required to comply with the ISM and ISPS Codes. The Owners shall advise the Managers in a timely manner when the Flag State administration has approved the Company; and
(iv)
unless otherwise agreed, arrange for the supply of provisions at their own expense.
~~(d)~~
~~Where the Managers are providing crew management services in accordance with subclause 5(a) the Owners shall:~~
~~(i)~~
~~inform the Managers prior to ordering the Vessel to any excluded or additional premium area under any of the Owners' Insurances by reason of war risks and/or piracy or like perils and pay whatever additional costs may properly be incurred by the Managers as a consequence of such orders including, if necessary, the costs of replacing any member of the Crew. Any delays resulting from negotiation with or replacement of any member of the Crew as a result of the Vessel being ordered to such an area shall be for the Owners' account. Should the Vessel be within an area which becomes an excluded or additional premium area the above provisions relating to cost and delay shall apply;~~
~~(ii)~~
~~agree with the Managers prior to any change of ﬂag of the Vessel and pay whatever additional costs may properly be incurred by the Managers as a consequence of such change. If agreement cannot be reached then either Party may terminate this Agreement in accordance with subclause 31(f); and~~
~~(iii)~~
~~provide, at no cost to the Managers, in accordance with the requirements of the law of the Flag State, or higher standard, as mutually agreed, adequate Crew accommodation and living standards.~~
(e)
Where the Managers are not the Company, the Owners shall ensure that Crew are properly familiarised with their duties in accordance with the Vessel's SMS and that instructions which are essential to the SMS are identified, documented and given to the Crew prior to sailing.

10
Emission Trading Scheme Allowances

~~ATTENTION: It is strongly recommended that the Parties read the accompanying explanatory notes and, in particular, carefully consider the consequences of the Owners mandating and the Managers accepting such mandate by a signed document whereby the Managers assume responsibility for compliance with applicable Emission Scheme(s) under subclause (b) of this Clause. The Parties should complete the number of days in subclause (b)(iii), (b)(iv) and (b)(v).~~

Notwithstanding any other provision in this Agreement, the Owners and the Managers (together the "Parties" and each individually a "Party") agree as follows:

"Emission Allowances" means an allowance, credit, quota, permit or equivalent, representing a right of a vessel to emit a speciﬁed quantity of greenhouse gas emissions recognised by the Emission Scheme.

"Emission Data" means data and records of the Vessel's emissions in the form and manner necessary to calculate its Emission Allowances.

"Emission Scheme" means a greenhouse gas emissions trading scheme which for the purposes of this Clause shall include the European Union Emissions Trading System and any other similar systems imposed by applicable lawful authorities that regulate the issuance, allocation, trading or surrendering of Emission Allowances.

"Responsible Entity" means the party responsible for compliance under any Emission Scheme(s) applicable to the Vessel by law and/or regulation.

(a)
Owners as Responsible Entity

Where the Owners are the Responsible Entity:

(i)
the Owners shall comply with or procure compliance with any Emission Scheme(s) applicable to the Vessel throughout the period of this Agreement at their expense.
(ii)
the Managers shall provide the Owners with Emission Data in a timely manner to enable compliance with subclause (i) above, and/or at regular intervals to be agreed between the Parties. Such Emission Data shall be veriﬁed by an accredited veriﬁer, where applicable, and if required by Owners audited by an independent party approved by them, at the Owners' expense.
(iii)
Emission Scheme Management Services.

This subclause (iii) is applicable only if the Parties state "Yes" in Box 14(i)

The Managers shall provide Emission Scheme management services ("Emission Scheme Management Services") which shall include, but not be limited to, the following:

(1)
providing the Owners with Emission Data in accordance with subclause (a)(ii) above together with the calculation of the Emission Allowances required;
(2)
arranging the monitoring and reporting of the Emission Data to the administering authority in accordance with the Emission Scheme(s); and

(3)
arranging the surrender of the Owners' Emission Allowances in accordance with the Emission Scheme(s).
(b)
Managers as Responsible Entity

Where the Managers (or the Managers' nominee) are made the Responsible Entity under any Emission Scheme(s) applicable to the Vessel, or assume that responsibility by agreement between the Parties in accordance with such Emission Scheme(s), the following shall apply:

(i)
The Managers shall provide the Owners with Emission Data in accordance with subclause (a)(ii) above together with the calculation of the Emission Allowances required.
(ii)
The Managers shall monitor and report Emission Data to the administering authority in accordance with the Emission Scheme(s) applicable to the Vessel.
(iii)
The Managers shall quarterly each month prepare and present to the Owners, in writing, their estimates of the Emission Allowances for the Vessel for the ensuing month, including the reconciliation of the Vessel's actual emissions under each Emission Scheme applicable to the Vessel for the previous months and adjustment for any previous shortfall or excess. Such Emission Allowances shall be received by the Managers (or the Managers' nominee) from the Owners within the number of days stated in Box 14(ii) after receipt by the Owners of the Managers' written request.
(iv)
No later than fourteen (14) days prior to termination of this Agreement, the Managers shall prepare and present to the Owners, in writing, their estimates of the Emission Allowances due for the Vessel for the final month or part thereof, except that where the Agreement is terminated in circumstances which do not allow the Managers fourteen (14) days' time the Managers shall notify the Owners of said Emission Allowances as soon as possible. Within the number of days stated in Box 14 (ii) of such notiﬁcation, but not later than the termination of the Agreement, the Emission Allowances notified by the Managers shall be transferred by the Owners to the Managers (or the Managers' nominee).
(v)
Any difference between the Emission Allowances estimated according to subclause (b)(iv) above and the Emission Allowances actually due according to the Emission Scheme(s) applicable to the Vessel as at the time and date of termination of this Agreement, shall be reconciled and settled between the Parties within the number of days stated in Box 14(ii).
(vi)
The Parties may agree to financial security for the Owners' obligations under subclause (iii), (iv) and (v) above. In any event, the Owners shall provide the Managers (or the Managers' nominee) in a timely manner with the Emission Allowances required to fulﬁl their obligations under the applicable Emission Scheme(s).
(vii)
The Managers (or the Managers' nominee) shall surrender the Emission Allowances in accordance with the Emission Scheme(s) applicable to the Vessel, subject always to the Owners being/remaining responsible for providing such Eemission Allowances to the Managers (or the Managers' nominee).

(viii)
Any Emission Allowances or ﬁnancial security transferred by the Owners to the Managers (or the Managers' nominee) under this subclause (b) shall be held to the credit of the Owners separately until surrendered to the administering authority of the Emission Scheme(s) applicable to the Vessel.
(c)
The Owners shall pay to the Managers the fee stated in Box 14(iii) in an area subject to an Emission Scheme applicable to the Vessel. If no amount is entered in Box 14(iii), such fee shall be assumed to be included in the annual management fee.
(d)
If either Party fails to comply with any of its obligations under this Clause, the other Party shall be entitled to terminate this Agreement with immediate eﬀect by giving notice to the Party in default.

~~* The European Union Emission Trading System's Commission Implementing Regulation (EU) 2023/2599 of 22 November 2023 laying down rules for the application of Directive 2003/87/EC requires a signed document clearly indicating that the Managers have been duly mandated by the Owners for the Managers to assume responsibility under subclause (b)~~

(e)
All Emission Allowances collected by the Managers under Clause 6 (Commercial Management) shall be deposited into the account advised by the Owners in writing.

SECTION 4 – Insurance, Budgets, Income, Expenses and Fees

11
Insurance Policies

The Owners shall procure, whether by instructing the Managers under Clause 7 (Insurance Arrangements) or otherwise, that throughout the period of this Agreement:

(a)
at the Owners' expense, the Vessel is insured for not less than its sound market value or entered for its full gross tonnage, as the case may be, for:
(i)
hull and machinery marine risks (including but not limited to crew negligence) and excess liabilities;
(ii)
protection and indemnity risks (including but not limited to pollution risks, diversion expenses ~~and, except to the extent insured separately by the Managers in accordance with subclause 5(b)(i), Crew Insurances)~~;

~~NOTE: If the Managers are not providing crew management services under subclause 5(a) (Crew Management) or have agreed not to provide Crew Insurances separately in accordance with subclause 5(b)(i), then such insurances must be included in the protection and indemnity risks cover for the Vessel (see subclause 11(a)(ii) above).~~

(iii)
war risks (including but not limited to piracy, blocking and trapping, protection and indemnity, terrorism and crew risks); and
(iv)
such optional insurances as may be agreed (such as kidnap and ransom, war loss of hire and FD & D) (see Box 12).

Subclauses 11(a)(i) through 11(a)(iv) all in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with sound and reputable insurance companies, underwriters or associations ("the Owners' Insurances");

(b)
all premiums and calls on the Owners' Insurances are paid by their due date;
(c)
the Owners' Insurances name the Managers and, subject to underwriters' agreement, any third party designated by the Managers as a joint assured, with full cover. It is understood that in some cases, such as protection and indemnity, the normal terms for such cover may impose on the Managers and any such third party a liability in respect of premiums or calls arising in connection with the Owners' Insurances.

If obtainable at no additional cost, however, the Owners shall procure such insurances on terms such that neither the Managers nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Owners' Insurances. In any event, on termination of this Agreement in accordance with Clause 30 (Duration of the Agreement) and Clause 31 (Termination), the Owners shall procure that the Managers and any third party designated by the Managers as joint assured shall cease to be joint assured and, if reasonably achievable, that they shall be released from any and all liability for premiums and calls that may arise in relation to the period of this Agreement; and

(d)
written evidence is provided, to the reasonable satisfaction of the Managers, of the Owners' compliance with their obligations under this Clause 11 within a reasonable time of the commencement of the Agreement, and of each renewal date and, if specifically requested, of each payment date of the Owners' Insurances.
12
Owners' Receivables and Expenses
(a)
Except as provided in subclause 12(c) all monies collected by the Managers under the terms of this Agreement (other than monies payable by the Owners to the Managers) and any interest thereon shall be held to the credit of the Owners in the nominated bank account stated in Box 17.
(b)
All expenses incurred by the Managers under the terms of this Agreement on behalf of the Owners (including expenses as provided in subclause 13(c)) may be debited against the Owners in the account referred to under subclause 12(a) but shall in any event remain payable by the Owners to the Managers on demand.
(c)
All monies collected by the Managers under Clause 6 (Commercial Management) shall be paid into a bank account in the name of the Owners or as may be otherwise advised by the Owners in writing.
~~(d)~~
~~All emission allowances collected by the Managers under Clause 6 (Commercial Management) shall be deposited into the account advised by the Owners in writing.~~
13
Management Fees and Expenses
(a)
(i)
The Owners shall pay to the Managers a predelivery management fee as stated in Box 15(i) at the same time as the Owners pay the ﬁrst instalment of the annual management fee to the Managers according to subclause 13(a)(ii). If Box 15(i) is left blank, an amount equivalent to one twelfth (1/12th) of the annual management fee shall apply. The predelivery management fee shall be payable to the nominated bank account stated in Box 17.
(ii)
The Owners shall pay to the Managers an annual management fee as stated in Box 15(ii) for their services as Managers under this Agreement, which shall be payable in equal monthly instalments in advance, the ﬁrst instalment (pro rata if appropriate) being payable as from Delivery and subsequent instalments being payable at the beginning of every calendar month. The annual management fee shall be payable to the nominated bank account stated in Box 17.
(iii)
In the event Delivery of the Vessel does not take place for any reason other than default by the Managers, the predelivery management fee stated in Box 15(i) shall remain payable by the Owners to the Managers.
(b)
The annual management fee shall be subject to an annual ~~review~~ adjustment and the proposed fee shall be presented in the annual budget in accordance with subclause 14(a).
(c)
The Managers shall, at no extra cost to the Owners, provide their own office accommodation, office staff, facilities and stationery. Without limiting the generality of this Clause 13 (Management Fees and Expenses) the Owners shall reimburse the Managers for postage and communication expenses, travelling expenses, and other out of pocket expenses properly incurred by the Managers in the performance of the Management Services.

Any days used by the Managers' personnel travelling to or from or attending on the Vessel or otherwise used in connection with the Management Services in excess of those agreed shall be charged in accordance with Box 16.

(d)
If the Owners decide to layup the Vessel and such layup lasts for more than the number of months stated in Box 18, an appropriate reduction of the annual management fee for the period exceeding such period until one (1) month before the Vessel is again put into service shall be mutually agreed between the Parties. ~~If the Managers are providing crew management services in accordance with subclause 5(a), consequential costs of reduction and reinstatement of the Crew shall be for the Owners' account.~~ If agreement cannot be reached then ~~either Party may terminate this Agreement in accordance with subclause 31(e).~~ such reduction shall be reasonably determined by the Manager.
(e)
Save as otherwise provided in this Agreement, all discounts and commissions obtained by the Managers in the course of the performance of the Management Services with respect to the Vessel shall be credited to the Owners, provided that any discounts relating to bulk or volume orders for goods or services used across multiple vessels managed or to be managed by the Managers may be retained by the Managers.
(f)
All payments of fees and any other payments due to the Managers under this Agreement shall be made without any set-off whatsoever and free and clear of any withholding or deduction for, or on account of, any present or future stamp or other taxes, levies, fees, charges, restrictions or conditions of any nature. If the Owners are required by any authority in any country to make any withholding or deduction from any such payment, the sum due from the Owners in respect of such payment will be increased to the extent necessary to ensure that, after the making of such withholding or deduction the Managers receive a net sum equal to the amount which they would have received had no such deduction or withholding been required to be made.

(g)
Any change of the nominated bank account stated in Box 17 shall only be made in accordance with a secure protocol agreed between the Parties in writing, which shall include a secondary veriﬁcation process. Under no circumstances shall any change of the nominated bank account be made by email alone.
14
Budgets and Management of Funds
(a)
The Managers' initial budget (including predelivery costs and expenses, as applicable) is set out in Annex "C" hereto. Subsequent budgets shall be for twelve (12) month periods and shall be prepared by the Managers and presented to the Owners not less than ~~three~~ two (~~3~~2) months before the end of the budget year.
(b)
The Owners shall state to the Managers in a timely manner, but in any event within one (1) month of presentation, whether or not they agree to each proposed annual budget. The Parties shall negotiate in good faith and if they fail to agree on the annual budget, including the annual management fee, either Party may terminate this Agreement in accordance with subclause 31(e).
(c)
Following the agreement of the budget, the Managers shall prepare and present to the Owners their estimate of the working capital requirement for the Vessel and shall each ~~month~~ quarter request the Owners in writing to pay the funds required to run the Vessel for the ensuing 3 months, including the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. Such funds shall be received by the Managers within ~~ten~~ thirty (~~10~~30) running days after the receipt by the Owners of the Managers' written request and shall be held to the credit of the Owners in the nominated bank account stated in Box 17.
(d)
Not later than the end of each calendar month, the Managers shall send to the Owners the actual operating costs of the vessel of the preceding calendar month. Managers shall upload in their system a complete statement of accounts of the actual operating costs of the vessel for the previous month and include: trial balances for said month; and supporting documentation for the actual operating costs. The Managers shall at all times maintain and keep true and correct accounts in respect of the Management Services in accordance with the relevant International Financial Reporting Standards or such other standard as the Parties may agree, including records of all costs and expenditure incurred, and produce a comparison between budgeted and actual income and expenditure of the Vessel in such form and at such intervals as shall be mutually agreed. Settlement of actual expenses to occur at least annually.

The Managers shall make such accounts available for inspection and auditing by the Owners and/or their representatives in the Managers' offices or by electronic means, provided reasonable notice is given by the Owners.

(e)
Notwithstanding anything contained herein, the Managers shall in no circumstances be required to use or commit their own funds to ﬁnance the provision of the Management Services.

SECTION 5 – Legal, General and Duration of Agreement

15
~~Trading Restrictions~~[Not used]

~~If the Managers are providing crew management services in accordance with subclause 5(a) (Crew Management), the Owners and the Managers will, prior to the commencement of this Agreement, agree on any trading restrictions to the Vessel that may result from the terms and conditions of the Crew's employment and shall review such trading restrictions if warranted during the period of this Agreement.~~

16
~~Replacement~~[Not used]

~~If the Managers are providing crew management services in accordance with subclause 5(a) (Crew Management), the Owners may require the replacement, at their own expense, at the next reasonable opportunity, of any member of the Crew found on reasonable grounds to be unsuitable for service. If the Managers have failed to fulfil their obligations in providing suitable qualified Crew within the meaning of subclause 5(a) (Crew Management), then such replacement shall be at the Managers' expense.~~

17
Managers' Right to Subcontract

~~The Managers shall not subcontract any of their obligations hereunder to any party other than their Affiliate without the prior written consent of the Owners which shall not be unreasonably withheld. In the event of a subcontract, the Managers shall remain fully liable for the due performance of the Management Services under this Agreement.~~ [As per Master Agreement]

18
Change of Control

[As per Master Agreement]

~~Each Party undertakes to provide the other at least fifteen (15) days' written notice of any proposed change of Control of such Party. The other Party shall be deemed to consent if it does not object in writing within fifteen (15) days of receipt of the written notice. If the other Party objects and agreement cannot be reached, then either Party may terminate this Agreement in accordance with subclause 31(f).~~

19
Responsibilities

[As per Master Agreement]

~~(a)~~
~~Force Majeure~~

~~Neither Party shall be liable for any failure to perform any of their obligations hereunder by reason of any of the following force majeure events provided they have made all reasonable efforts to avoid, minimize or prevent the effect of such event:~~

i.
~~acts of God;~~
ii.
~~any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;~~

iii.
~~riots, civil commotion, blockades or embargoes;~~
iv.
~~epidemics;~~
v.
~~earthquakes, landslides, floods or other extraordinary weather conditions;~~
vi.
~~fire, accident, explosion, except where caused by negligence of the party seeking to invoke force majeure;~~
vii.
~~government requisition;~~
viii.
~~strikes, lockouts or other industrial action, unless limited to the employees (which shall not in respect of NSM, include the crew) of the party seeking to invoke force majeure; or~~
ix.
~~any other similar cause beyond the reasonable control of either party.~~
~~(b)~~
~~Liability to Owners~~
~~(i)~~
~~Without prejudice to subclause 19(a), the Managers shall be under no liability whatsoever to the Owners for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Management Services UNLESS same is proved to have resulted solely from the negligence, gross negligence or wilful default of the Managers or their employees or agents, or subcontractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expense has resulted from the Managers' personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Managers' liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of US$3,000,000.~~
~~(ii)~~
~~Acts or omissions of the Crew - Notwithstanding anything that may appear to the contrary in this Agreement, the Managers shall not be liable for any acts or omissions of the Crew, even if such acts or omissions are negligent, grossly negligent or wilful..~~
~~(c)~~
~~Indemnity~~

~~Except to the extent and solely for the amount therein set out that the Managers would be liable under subclause 19(b), the Owners hereby undertake to keep the Managers (including their Affiliates) and their employees, agents and subcontractors indemniﬁed and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, loss, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Managers may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement.~~

~~Without prejudice to the general indemnity set out above, Owners hereby undertakes to indemnify Managers, their employees, agents and sub-contractors against all taxes, imposts and duties levied by any government as a result of the operations of Owners or the Vessel, whether or not such taxes, imposts and duties are levied on Owners, the Vessel or Managers. For the avoidance of doubt, such indemnity shall not apply to taxes imposed on amounts paid to Managers as consideration for the performance of Services under this Agreement. Owners shall pay all taxes, dues or fines imposed on the Vessels or Managers as a result of the operation of the Vessels.~~

~~(d)~~
~~"Himalaya"~~

~~It is hereby expressly agreed that no employee or agent of the Managers (including every Affiliate and subcontractor from time to time employed by the Managers) shall in any circumstances whatsoever be under any liability whatsoever to the Owners for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 19 (Responsibilities), every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Managers or to which the Managers are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Managers acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 19 (Responsibilities) the Managers are or shall be deemed to be acting as agent or trustee on behalf of and for the beneﬁt of all persons who are or might be their servants or agents from time to time (including Aﬃliates and subcontractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.~~

20
General Administration
(a)
The Managers shall keep the Owners and, if appropriate, the Company informed in a timely manner of any incident of which the Managers become aware which gives or may give rise to delay to the Vessel or claims or disputes involving third parties.
(b)
The Managers shall handle and settle all claims and disputes arising out of the Management Services hereunder, unless the Owners instruct the Managers otherwise. The Managers shall keep the Owners appropriately informed in a timely manner throughout the handling of such claims and disputes.
(c)
The Owners may request the Managers to bring or defend other actions, suits or proceedings related to the Management Services, on terms to be agreed.
(d)
The Managers shall have power to obtain appropriate legal or technical or other outside expert advice, in consultation with the Owners, in relation to the handling and settlement of claims in relation to subclauses 20(a) and 20(b) and disputes and any other matters aﬀecting the interests of the Owners in respect of the Vessel.
(e)
On giving reasonable notice, the Owners may request, and the Managers shall in a timely manner make available, all documentation, information and records in respect of the matters covered by this Agreement either related to mandatory rules or regulations or other obligations applying to the Owners in respect of the Vessel under this Agreement to the extent permitted by relevant legislation.

On giving reasonable notice, the Managers may request, and the Owners shall in a timely manner make available, all documentation, information and records reasonably required by the Managers to enable them to perform the Management Services.

(f)
The Owners shall arrange for the provision of any necessary guarantee bond or other security.
(g)
Any costs incurred by the Managers in carrying out their obligations according to this Clause 20 shall be reimbursed by the Owners.
21
Managers' Information System
(a)
The Managers will provide the Owners access to the Vessel's data through the Managers' digital information platform.
(b)
The Owners agree that the Managers have full and sole ownership of the Managers' digital information platform, including intellectual property rights and copyright under law, and that the Owners shall be granted access to it for the duration of the Agreement only and shall relinquish any interest in it thereafter.
22
Vessel's Information and Data

All accounts, documents and information, including electronic data, relating specifically to the Vessel and its operation ("Vessel Information") shall be the property of the Owners. Upon termination of this Agreement the Managers shall release the Vessel Information to the Owners, if so requested. The Vessel Information shall be provided to the Owners, originals where possible or otherwise certiﬁed copies, with electronic data in a mutually agreed form. The Managers may retain copies of the Vessel Information.

23
Inspection of Vessel

The Owners may at any time after giving reasonable notice to the Managers inspect the Vessel for any reason they consider necessary.

24
Compliance with Laws and Regulations

The Parties will not do or permit to be done anything which might cause any breach or infringement of the laws and regulations of the Flag State, or of the places where the Vessel trades.

25
MLC

For the purposes of this Clause:

"MLC" means the International Labour Organization (ILO) Maritime Labour Convention (MLC 2006) and any amendment thereto or substitution thereof.

"Shipowner" shall mean the party named as "shipowner" on the Maritime Labour Certiﬁcate for the Vessel.

(a)
Subject to Clause 3 (Authority of the Managers), the Managers shall, to the extent of their Management Services, assume the Shipowner's duties and responsibilities imposed by the MLC for the Vessel, on behalf of the Shipowner.
(b)
The Owners shall ensure compliance with the MLC in respect of any crew members supplied by them or on their behalf.
(c)
The Owners shall procure, whether by instructing the Managers under Clause 7 (Insurance Arrangements) or otherwise, insurance cover or financial security to satisfy the Shipowner's financial security obligations under the MLC.
26
Personal Data Protection

For the purposes of this Clause:

"Data Subject" means any identiﬁed or identiﬁable natural person, including Crew.

"Personal Data" means any information relating to any Data Subject connected with the Management Services.

"DPR" means any data protection regulations applicable to the Parties in relation to the Management Services, including the European Union General Data Protection Regulation (GDPR).

(a)
The Parties shall each ensure compliance with the DPR in respect of Personal Data, with particular regard to:
(i)
its collection and use;
(ii)
its safeguarding;
(iii)
any transfer to third parties;
(iv)
its retention; and
(v)
the protection of Data Subjects' rights.
(b)
The Parties shall have proper notiﬁcation and response procedures for any Personal Data breach.
(c)
The Parties agree to conduct or submit to audits or inspections in accordance with the DPR.
27
Cyber Security

For the purposes of this Clause:

"Cyber Security Incident" is the loss or unauthorised destruction, alteration, disclosure of, access to, or control of a Digital Environment. "Cyber Security" is technologies, processes, procedures and controls that are designed to protect Digital Environments from Cyber Security Incidents.

"Digital Environment" is information technology systems, operational technology systems, networks, internet-enabled applications or devices and the data contained within such systems.

(a)
Each Party shall:
(i)
implement appropriate Cyber Security measures and systems and otherwise use reasonable endeavours to maintain its Cyber Security;
(ii)
have in place appropriate plans and procedures to allow it to respond efficiently and effectively to a Cyber Security Incident; and
(iii)
regularly review its Cyber Security arrangements to verify its application in practice and maintain and keep records evidencing the same.
(b)
Each Party shall use reasonable endeavours to ensure that any third party providing services on its behalf in connection with this Agreement complies with the terms of subclause (a)(i)-(iii).
(c)
If a Party becomes aware of a Cyber Security Incident which affects or is likely to affect either Party's Cyber Security, it shall promptly notify the other Party.
(i)
If the Cyber Security Incident is within the Digital Environment of one of the Parties, that Party shall:
(1)
promptly take all steps reasonably necessary to mitigate and/or resolve the Cyber Security Incident; and
(2)
as soon as reasonably practicable, but no later than ~~twelve~~ twenty four (~~12~~24) hours after the original notiﬁcation, provide the other Party with details of how it may be contacted and any information it may have which may assist the other Party in mitigating and/or preventing any eﬀects of the Cyber Security Incident.
(ii)
Each Party shall share with the other Party any information that subsequently becomes available to it which may assist the other Party in mitigating and/or preventing any effects of the Cyber Security Incident.
28
Sanctions
(a)
For the purposes of this Clause:
"Sanctioned Activity" means any activity, service, carriage, trade or voyage subject to sanctions, prohibitions or restrictions imposed by a Sanctioning Authority.
"Sanctioning Authority" means the United Nations, European Union, United Kingdom, United States of America or any other applicable competent authority or government.
"Sanctioned Party" means any persons, entities, bodies, or vessels designated by a Sanctioning Authority.

(b)
On entering into and throughout the duration of this Agreement:
(i)
Owners and Managers warrant for themselves that they are not a Sanctioned Party and that any performance under this Agreement shall not constitute a Sanctioned Activity;
(ii)
Owners warrant that the Vessel is not a Sanctioned Party and will not be used for any Sanctioned Activity;
(iii)
Managers warrant that they will not subcontract any of their duties or obligations under this Agreement to any Sanctioned Party.
(c)
If at any time during the performance of this Agreement either Party becomes aware that the other Party is in breach of any warranty given under subclause 28(b), the Party not in breach may terminate this Agreement with immediate effect by giving notice to the Party in breach.
(d)
Notwithstanding anything in this Clause to the contrary, neither Owners nor Managers shall be required to do anything which constitutes a Sanctioned Activity.
(e)
Notwithstanding any other provision in this Agreement, Owners and Managers shall be liable to indemnify the other Party against any and all claims, losses, damages, costs and ﬁnes whatsoever suffered by the other Party resulting from any breach of the warranties given under subclause 28(b).
29
Anti-Corruption
(a)
The Parties agree that in connection with the performance of this Agreement they shall each comply at all times with all applicable anti- corruption legislation.
(b)
Notwithstanding any other provision in this Agreement, if either Party fails to comply with any applicable anti-corruption legislation:
(i)
it shall defend and indemnify the other Party against any and all claims, losses, damages, costs and ﬁnes whatsoever suffered by the other Party resulting from such breach; and
(ii)
if such breach causes the non-breaching Party to be in breach of any applicable anti-corruption legislation, the non-breaching Party shall be entitled to terminate this Agreement and/or claim losses, damages and costs resulting from the breach.
30
Duration of the Agreement

[As per Master Agreement]

~~(a)~~
~~This Agreement shall come into effect at the date stated in Box 2 and shall continue until terminated by either Party by giving notice to the other; in which event this Agreement shall terminate upon the expiration of the later of the number of months stated in Box 19 or a period of two (2) months from the date on which such notice is received, unless terminated earlier in accordance with Clause 31 (Termination).~~
~~(b)~~
~~Notice under Clause 30(a) be used by Owners to give advance notice of one of the matters within their control that leads to an Extraordinary Termination event~~

~~under Clause 31(c). Neither Owners or Managers may serve notices under Clause 30(a) to terminate for any other reason.~~
~~(c)~~
~~Where the Vessel is not at a mutually convenient port or place on the expiry of such period, this Agreement shall terminate on the subsequent arrival of the Vessel at the next mutually convenient port or place.~~
31
Termination
~~(a)~~
~~Owners' or Managers' default~~

~~If either Party fails to meet their obligations under this Agreement, the other Party may give notice to the Party in default requiring them to remedy it. In the event that the Party in default fails to remedy it within a reasonable time to the reasonable satisfaction of the other Party, that Party shall be entitled to terminate this Agreement with immediate effect by giving notice to the Party in default.~~

~~(b)~~
~~Notwithstanding subclause 31(a):~~
(i)
~~The Managers shall be entitled to terminate the Agreement with immediate effect by giving notice to the Owners if any monies payable by the Owners and/or the owners of any associated vessel, details of which are listed in Annex "D", shall not have been received in the Managers' nominated account within ten (10) days of receipt by the Owners of the Managers' written request, or if the Vessel is repossessed.~~
(ii)
~~If the Owners proceed with the employment of or continue to employ the Vessel in the carriage of contraband, blockade running, or in an unlawful trade, or on a voyage which in the reasonable opinion of the Managers is unduly hazardous or improper, the Managers may give notice of the default to the Owners, requiring them to remedy it as soon as practically possible. In the event that the Owners fail to remedy it within a reasonable time to the satisfaction of the Managers, the Managers shall be entitled to terminate the Agreement with immediate effect by notice.~~
(iii)
~~If either Party fails to meet their respective obligations under subclause 5(b) (Crew Insurances) and Clause 11 (Insurance Policies), the other Party may give notice to the Party in default requiring them to remedy it immediately, failing which the other Party may terminate this Agreement with immediate effect by giving notice to the Party in default.~~
(c)
Extraordinary Termination

This Agreement shall be deemed to be terminated in the case of the sale of the Vessel (if Owners are the registered owners of the Vessel) or, if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned or has been declared missing or, if ~~bareboat~~ chartered-in, unless otherwise agreed, when the ~~bareboat~~ charter comes to an end.

(d)
For the purpose of subclause 31(c) hereof:
(i)
the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Vessel's owners cease to be the registered owners of the Vessel;

(ii)
the Vessel shall be deemed to be lost either when it has become an actual total loss or agreement has been reached with the Vessel's underwriters in respect of its constructive total loss or if such agreement with the Vessel's underwriters is not reached it is adjudged by a competent court or tribunal that a constructive loss of the Vessel has occurred; and
(iii)
the date upon which the Vessel is to be treated as declared missing shall be ten (10) days after the Vessel was last reported or when the Vessel is recorded as missing by the Vessel's underwriters, whichever occurs ﬁrst. A missing vessel shall be deemed lost in accordance with the provisions of subclause 31(d)(ii).
~~(e)~~
~~In the event the Parties fail to agree the annual budget in accordance with subclause 14(b), or to agree to a reduction in the annual management fee in accordance with subclause 13(d), either Party may terminate this Agreement by giving the other Party not less than one (1) month's notice, the result of which will be the expiry of the Agreement at the end of the current budget period or on expiry of the notice period, whichever is the later.~~ The Managers may terminate this Agreement with immediate effect if the Master Agreement has been terminated.
~~(f)~~
~~In the event the Parties fail to agree a change of flag in accordance with subclause 9(d)(d)(ii), or to a change of Control in accordance with Clause 18, either Party may terminate this Agreement by giving the other Party not less than one (1) month's notice, the result of which will be the termination of the Agreement upon the change of flag or change of Control or on expiry of the notice period, whichever is the earlier.~~
~~(g)~~
~~This Agreement shall terminate forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either Party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver or administrator is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.~~
(b)
(c)
(d)
(e)
(f)
In the event of the termination of this Agreement for any reason other than default by the Managers the annual management fee payable to the Managers according to the provisions of Clause 13 (Management Fees and Expenses), shall continue to be payable for a further period of the number of months stated in Box 20 as from the effective date of termination. If Box 20 is left blank then ninety (90) days shall apply.
~~(i)~~
~~In addition, where the Managers provide Crew for the Vessel in accordance with subclause 5(a) (Crew Management), the Owners shall pay any Severance Costs which may be incurred, not exceeding the amount stated in Box 21. The Managers shall use their reasonable endeavours to minimise such Severance Costs.~~
(j)
The termination of this Agreement shall be without prejudice to all rights accrued due between the Parties prior to the date of termination.

32
~~BIMCO~~ Law and Arbitration Clause ~~2020~~

[As per Master Agreement]

~~The Parties have been given a choice of law and arbitration alternatives in Part I and this is the clause that shall apply.~~

~~(a)~~
~~This contract shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this contract shall be referred exclusively to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modiﬁcation or re-enactment thereof save to the extent necessary to give effect to the provisions of this clause. The seat of arbitration shall be London even where any hearing takes place in another jurisdiction.~~
~~(b)~~
~~The reference shall be to three (3) arbitrators.~~
~~(c)~~
~~The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms.~~
~~(d)~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of USD 100,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure. In cases where the claim or any counterclaim exceeds the sum agreed for the LMAA Small Claims Procedure and neither the claim nor any counterclaim exceeds the sum of USD 400,000 (or such other sum as the parties may agree) the parties may agree that the arbitration shall be conducted in accordance with the LMAA Intermediate Claims Procedure.~~
~~(e)~~
~~The terms, procedures and rules referred to in subclauses (c)and (d) above shall be those current at the time when the arbitration proceedings are commenced.~~
~~(f)~~
~~Any and all notices and communications in relation to any arbitration proceedings under this Clause, including commencement notices and appointment of arbitrators, shall be treated as effectively served from the date and time the e-mail was sent if sent by e-mail to the e- mail address of the Owners stated in Box 23 and of the Managers stated in Box 24, respectively.~~

~~Either Party shall be entitled to change and/or add to the e-mail addresses by sending notice of change to the other Party at the address in Box 23 and Box 24 respectively (or, if previously amended by notice, the relevant amended addresses).~~

~~Nothing in this clause shall prevent any notice and communication in relation to any arbitration proceedings in connection with this contract being served by other effective means.~~

33
~~BIMCO Mediation/Alternative Dispute Resolution Clause 2021~~
~~(a)~~
~~In the event of a dispute or diﬀerence arising under, out of or in connection with this Agreement either Party may at any time, either prior or subsequent to the commencement of any proceedings, invite the other to participate in an alternative dispute resolution (ADR) procedure including (but not limited to) mediation, early neutral evaluation and/or early intervention by written notice to the other Party.~~

~~(b)~~
~~The other Party shall within fourteen (14) calendar days of receipt of such notice reply in writing either agreeing to participate or declining to participate, giving reasons for declining.~~
~~(c)~~
~~If the Parties agree to participate in an ADR procedure, they shall both take such steps as are necessary to progress the ADR procedure in good faith and without undue delay.~~
~~(d)~~
~~The Parties' participation in the ADR procedure shall not affect the rights of either Party to seek such relief or take such steps as it considers necessary to protect its interests.~~
~~(e)~~
~~Subject to subclause (g), the ADR procedure shall be without prejudice and conﬁdential and no information or documents disclosed during it shall be revealed to any Tribunal and/or Court in any subsequent or on-going proceedings except to the extent that they are disclosable under the law and procedure governing the relevant proceedings.~~
~~(f)~~
~~Unless otherwise agreed, each Party shall bear its own costs incurred in the ADR procedure and the Parties shall share equally any third party costs and expenses.~~
~~(g)~~
~~If the other Party does not agree to participate in any ADR procedure under this Clause, that fact may be brought to the attention of the competent Tribunal and/or Court and may be taken into account by such Tribunal and/or Court when allocating the costs of the proceedings as between the Parties.~~

~~(Note: The Parties should be aware that the ADR process may not interrupt time limits.)~~

34
Notices

[As per Master Agreement]

~~(a)~~
~~All notices given by either Party or their agents to the other Party or their agents in accordance with the provisions of this Agreement shall be in writing and shall, unless speciﬁcally provided in this Agreement to the contrary, be sent to the address for that other Party as set out in Boxes 25 and 26 or as appropriate or to such other address as the other Party may designate in writing.~~

~~A notice may be sent by registered or recorded mail, courier, email or delivered by hand in accordance with this subclause 32(a).~~

~~(b)~~
~~Any notice given under this Agreement shall take effect on receipt by the other Party and shall be deemed to have been received:~~
~~(i)~~
~~if sent by registered or recorded mail, on the seventh (7th) day after posting;~~
~~(ii)~~
~~if sent by email, on the day of transmission; and~~
~~(iii)~~
~~if delivered by courier or by hand, on the day of delivery.~~

~~And in each case proof of posting, couriering, handing in or transmission shall be proof that notice has been given, unless proven to the contrary.~~

35
Entire Agreement

This Agreement and the Master Agreement constitute~~s~~ the entire agreement between the Parties and no promise, undertaking, representation, warranty or statement by either Party prior to the date stated in Box 1 shall aﬀect this Agreement. Any modiﬁcation of this Agreement shall not be of any eﬀect unless in writing signed by or on behalf of the Parties.

36
Third Party Rights

Except to the extent ~~provided in subclauses 19(c) (Indemnity) and 19(d) (Himalaya) or~~ otherwise expressly provided to the contrary in this Agreement, no third parties may enforce any term of this Agreement.

37
Partial Validity

If any provision of this Agreement is or becomes or is held by any arbitrator or other competent body to be illegal, invalid or unenforceable in any respect under any law or jurisdiction, the provision shall be deemed to be amended to the extent necessary to avoid such illegality, invalidity or unenforceability, or, if such amendment is not possible, the provision shall be deemed to be deleted from this Agreement to the extent of such illegality, invalidity or unenforceability, and the remaining provisions shall continue in full force and eﬀect and shall not in any way be aﬀected or impaired thereby.

38
Waiver

A waiver of any breach or provision of this Agreement shall only be eﬀective if it is made in writing and signed by an authorised signatory of the Party who is waiving such breach or provision. Any waiver of a breach of any term of this Agreement shall not be deemed a waiver of any subsequent breach and shall not aﬀect the enforceability of any other term of this Agreement.

39
Warranty of Authority

The Owners and the Managers each warrant and represent that the person whose signature appears in Part I hereto is its representative and is duly authorised to execute this Agreement as a binding commitment of such Party.

40
Conﬁdentiality

[As per Master Agreement]

~~(a)~~
~~This Agreement and all information or data provided or obtained in connection with the performance of this Agreement is and shall remain conﬁdential and not be disclosed without the prior written consent of the other Party, provided however that each Party may disclose conﬁdential information to its Affiliates, employees, agents, subcontractors and/or professional advisors for the performance of this Agreement or for legal or compliance purposes.~~
~~(b)~~
~~The Parties shall use their best efforts to ensure that such information shall not be disclosed to any third party by any of their Affiliates, employees, agents, subcontractors and/or professional advisors.~~
~~(c)~~
~~This Clause shall not apply to any information or data that has already been published or is in the public domain.~~

~~(d)~~
~~All information and data provided by a Party is and shall remain the property of that Party.~~
41
~~BIMCO Electronic Signature Clause 2021~~[Not used]
~~(a)~~
~~For the purpose of this Clause "Electronic Signature" shall mean data in electronic form which is attached to or logically associated with other data in electronic form and which is used by a signatory to sign and includes, without limitation, typing a name into a contract, inserting a signature (in the form of an image) into a contract or using a web-based electronic signature platform to generate an electronic representation of a handwritten signature or a digital signature using public key encryption technology.~~
~~(b)~~
~~The Parties agree that this Agreement, and any documents to be signed in connection herewith, may be electronically signed and the use by a Party of an Electronic Signature shall, for the purposes of validity, enforceability and admissibility, be conclusive evidence of that Party's intention to be legally bound as if such signature had been written by hand.~~
~~(c)~~
~~In the event that an Electronic Signature is, for any reason whatsoever, not recognised by any relevant person, entity or authority in any applicable jurisdiction, each Party undertakes, upon request, to promptly provide a handwritten signature on any relevant document.~~
~~(d)~~
~~This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement. A counterpart bearing an Electronic Signature shall satisfy the requirements of this Clause.~~
42
Interpretation

In this Agreement:

(a)
Singular/Plural

The singular includes the plural and vice versa as the context admits or requires.

(b)
Headings

The index and headings to the clauses and appendices to this Agreement are for convenience only and shall not affect its construction or interpretation.

(c)
Day

"Day" means a calendar day unless expressly stated to the contrary.

ANNEX a

ANNEX "A" (DETAILS OF VESSEL OR VESSELS)

TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: SHIPMAN 2024

Date of Agreement: [Relevant details to be inserted]

Name of Vessel(s): [Relevant details to be inserted]

Particulars of Vessel(s): [Relevant details to be inserted]

ANNEX b

ANNEX "B" (DETAILS OF CREW)

TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: SHIPMAN 2024

Date of Agreement: [Relevant details to be inserted]

Details of Crew: [Relevant details to be inserted]

Numbers	Rank	Nationality

ANNEX c

ANNEX "C" (BUDGET)

TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: SHIPMAN 2024

Date of Agreement: [Relevant details to be inserted]

Managers' initial budget with effect from the commencement date of this Agreement (see Box 2): [Relevant details to be inserted]

ANNEX d

ANNEX "D" (ASSOCIATED VESSELS)

~~TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT~~

~~CODE NAME: SHIPMAN 2024~~

~~NOTE: PARTIES SHOULD BE AWARE THAT BY COMPLETING THIS ANNEX "D" THEY WILL BE SUBJECT TO THE PROVISIONS OF SUBCLAUSE 31(b)(i) OF THIS AGREEMENT.~~

~~Date of Agreement:~~

~~Details of Associated Vessels:~~

All Vessels (as defined in the Master Agreement) from time to time.

ANNEX E

ANNEX "E" (FEE SCHEDULE)

TO THE BIMCO STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: SHIPMAN 2024

[As per Master Agreement]

SCHEDULE D – Services and FEES

Management Services

NSM shall be entitled to the following fees under the Management Agreements:

i.
A base management fee of USD950 per Vessel per day. In the case of a TC-in Vessel or Subcontracted Vessel, the base management fee shall be reduced to USD475 per day.
ii.
A commercial management fee of 1.25% of the gross revenues of each Vessel.
iii.
An annual fee of USD175,000 for services relating to compliance with the European Emission Trading Scheme.

Project Services

NSM shall further be entitled to the following fees in respect of other Services:

i.
In the event that an NMM Owner acquires a newbuilt vessel, NSM shall be appointed to supervise the construction and delivery from the shipyard and shall be entitled to a supervision fee of:
(i)
USD10,000 per month per Vessel during the construction period; and
(ii)
USD600,000 per Vessel upon delivery
ii.
A 1% fee on the capital expenditures invested in connection with special projects plus USD10,000 per month during the term of such projects, provided that no other fee payable under this Agreement applies to such special project.
iii.
In the event of a sale or purchase of any Vessel (including purchase under a newbuilding contract or a transfer of a newbuilding contract), to a fee equal to one percent (1%) fee of the purchase price or sale price.

Inflation Adjustment

All above fees are to be adjusted upwards by an annual escalation linked to the United States Consumer Price Index for the previous twelve (12) months. The first adjustment will take place on October 30, 2025 and subsequent adjustments on each anniversary thereafter.

Incentive Award

NMM may, in its board of directors’ absolute discretion, pay NSM an Incentive Award as follows:

i.
A Return on Equity bonus as follows:

Return on Equity	$	Target
Less than 15%		Nil
Greater than or equal to 15% and up to 17.5%		2,200,000
Greater than or equal to 17.5% and up to 20%		3,300,000
Greater of than equal to 20% and up to 22.5%		4,400,000
Greater of than equal to 22.5% and up to 25%		5,500,000
Greater than or equal to 25%		6,600,000

“Return on Equity” means Earnings Per Unit divided by Unit Value.

“Earnings Per Unit” means the earnings per issued unit of NMM as determined by US GAAP for the most recent financial year.

“Unit Value” means the book value per issued unit of NMM determined as at 31 December of the preceding year, as shown in the Relevant Financial Statements.

“Relevant Financial Statements” mean those financial statements of NMM for the period subject to the award.

An Incentive Award may be paid in cash, units or securities convertible into or exchangeable for units, as NMM’s board of directors may unanimously determine in their absolute discretion.

NMM may further grant additional incentive awards in Units or cash or securities convertible into or exchangeable for Units, as an independent committee of NMM’s board of directors may at its absolute discretion decide.

Reimbursable Costs

“Reimbursable Costs” means all expenses reasonably incurred by NSM in connection with the provision of the Services, including without limitation, all costs incurred that are for Owners' account under the Management Agreements and all cost incurred with external service providers in connection with the Project Services, corporate transactions and financing arrangements.

Notwithstanding anything to the contrary in this Agreement or the Management Agreements, NSM is not to be responsible for, and may, if applicable, charge as Reimbursable Costs, any of the following extraordinary costs liabilities and expenses in respect of a Vessel:

i.
any repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the Vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of NSM, its employees or its agents, unless and to the extent otherwise covered by insurance).
ii.
any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any Vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that Vessel or otherwise.
iii.
the deductible of any insurance claims relating to the Vessels or for any claims that are within such deductible range.
iv.
any tax, dues or fines imposed on the Vessels or NSM due to the operation of the Vessels.
v.
any expenses incurred in connection with the sale or acquisition of a Vessel, such as in connection with inspections and technical assistance.
vi.
any other costs, liabilities and expenses similar to those set forth in (i) through (v) above that were not reasonably contemplated by NMM and NSM as being encompassed by or a component of the services at the time the services were determined.